Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

February 12, 2021

by and among

FALCON CAPITAL ACQUISITION CORP.,

FCAC MERGER SUB, INC.

and

SHARECARE, INC.

and

COLIN DANIEL, solely in his capacity as the Stockholder Representative

i

4.10	Compliance with Laws	41
4.11	Intellectual Property	43
4.12	Privacy, Security, and HIPAA Compliance; IT Systems	46
4.13	Contracts; No Defaults	47
4.14	Company Benefit Plans	50
4.15	Labor Matters	52
4.16	Taxes	53
4.17	Brokers’ Fees	55
4.18	Insurance	56
4.19	Real Property; Assets	56
4.20	Environmental Matters	57
4.21	Absence of Changes	58
4.22	Affiliate Agreements	58
4.23	Internal Controls	58
4.24	Permits	59
4.25	Indebtedness	59
4.26	Registration Statement	59
4.27	Customers and Suppliers	59
4.28	Strategic Financing	60
4.29	No Additional Representations and Warranties	60

Article V REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB		60
5.1	Corporate Organization	60
5.2	Due Authorization	61
5.3	No Conflict	62
5.4	Litigation and Proceedings	63
5.5	Compliance with Laws	63
5.6	Employee Benefit Plans	64
5.7	Governmental Authorities; Consents	64
5.8	Financial Ability; Trust Account	64
5.9	Taxes	65
5.10	Brokers’ Fees	67
5.11	Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act	67
5.12	Business Activities; Absence of Changes	68

5.13	Registration Statement	70
5.14	No Outside Reliance	70
5.15	Capitalization	70
5.16	Nasdaq Stock Market Quotation	72
5.17	Contracts	72
5.18	Title to Property	72
5.19	Investment Company Act	72
5.20	Affiliate Agreements	72
5.21	Sponsor Agreement	72
5.22	Non-Redemption Agreements	73
5.23	Equity Financing	73

Article VI COVENANTS OF THE COMPANY		74
6.1	Conduct of Business	74
6.2	Inspection	78
6.3	Company Support Agreements	78
6.4	No Acquiror Common Stock Transactions	78
6.5	No Claim Against the Trust Account	79
6.6	Proxy Solicitation; Other Actions	79
6.7	Non-Solicitation; Acquisition Proposals	80
6.8	Payoff Indebtedness	81
6.9	Charter Amendment	81

Article VII COVENANTS OF ACQUIROR		81
7.1	Subscription Agreements	81
7.2	Conduct of Acquiror During the Interim Period	81
7.3	Trust Account	84
7.4	Inspection	84
7.5	Acquiror Nasdaq Listing	85
7.6	Acquiror Public Filings	85
7.7	Section 16 Matters	85
7.8	Exclusivity	85
7.9	Certain Transaction Agreements	86
7.10	Stockholder Action	86
7.11	Written Consent of Merger Sub	86
7.12	Incentive Equity Plan	86

7.13	Obligations as an Emerging Growth Company and a Controlled Company	87
7.14	Payoff Indebtedness	87
7.15	Employment Agreements	87

Article VIII JOINT COVENANTS		88
8.1	Support of Transaction	88
8.2	Preparation of Registration Statement; Special Meeting; Company Requisite Approval	88
8.3	Tax Matters	90
8.4	Confidentiality; Publicity	92
8.5	Post-Closing Cooperation; Further Assurances	92
8.6	Insurance and Indemnity Matters	93
8.7	Efforts to Consummate; HSR Act and Regulatory Approvals	94

Article IX CONDITIONS TO OBLIGATIONS		96
9.1	Conditions to Obligations of All Parties	96
9.2	Additional Conditions to Obligations of Acquiror	97
9.3	Additional Conditions to the Obligations of the Company	99
9.4	Frustration of Closing Conditions	100

Article X TERMINATION/EFFECTIVENESS		100
10.1	Termination	100
10.2	Effect of Termination	102

Article XI MISCELLANEOUS		102
11.1	Waiver	102
11.2	Notices	102
11.3	Assignment	103
11.4	Rights of Third Parties	103
11.5	Expenses	103
11.6	Governing Law	104
11.7	Captions; Counterparts	104
11.8	Schedules and Exhibits	104
11.9	Entire Agreement	104
11.10	Amendments	104
11.11	Severability	104
11.12	Jurisdiction; WAIVER OF TRIAL BY JURY	105
11.13	Enforcement	105

11.14	Non-Recourse	105
11.15	Nonsurvival of Representations, Warranties and Covenants	106
11.16	Stockholder Representative	106
11.17	Acknowledgments	107

EXHIBITS

Exhibit A	Form of PubCo Bylaws
Exhibit B	Form of PubCo Charter
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Form of Acquiror Omnibus Incentive Plan
Exhibit E	Form of Registration Rights Agreement
Exhibit F	Form of Surviving Company Bylaws
Exhibit G	Form of Surviving Company Charter
Exhibit H	Form of Earnout Escrow Agreement
Exhibit I	Form of Company Support Agreement

v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of February 12, 2021, is entered into by and among Falcon Capital Acquisition Corp., a Delaware corporation (prior to the Effective Time, “Acquiror” and, at and after the Effective Time, “PubCo”), FCAC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Sharecare, Inc., a Delaware corporation (the “Company”), and Colin Daniel, solely in his capacity as the Stockholder Representative pursuant to the designation in Section 11.16. Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, Acquiror is a special purpose acquisition company incorporated to acquire one or more operating businesses through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Acquiror;

WHEREAS, subject to the terms and conditions of this Agreement, at the Closing, Merger Sub is to merge with and into the Company (the “Merger”), after which the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation (the “Surviving Company”) and a wholly-owned subsidiary of Acquiror in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, in connection with the Merger, the Company Stockholders will be entitled to receive merger consideration in the form of the right to receive cash and/or stock in PubCo, as described in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) approved this Agreement, the Ancillary Agreements to which the Company is party and the transactions contemplated hereby and thereby; (b) determined that this Agreement, the Ancillary Agreements to which the Company is party and the transactions contemplated hereby and thereby are advisable and fair to and in the best interests of the Company and the Company Stockholders; and (c) directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommended that the Company Stockholders adopt this Agreement;

WHEREAS, the board of directors of Acquiror (the “Acquiror Board”) has, inter alia, unanimously (a) approved this Agreement, the Subscription Agreements, the Ancillary Agreements to which it is party and the transactions contemplated hereby and thereby, (b) determined that this Agreement, the Subscription Agreements, the Ancillary Agreements to which it is party and the transactions contemplated hereby and thereby are advisable and fair to and in the best interests of Acquiror and its stockholders, and (c) directed that the adoption of this Agreement be submitted to the Acquiror Stockholders for consideration and resolved to recommend that the Acquiror Stockholders adopt this Agreement;

WHEREAS, the board of directors of Merger Sub has (a) approved this Agreement and the transactions contemplated hereby; (b) determined that this Agreement and the transactions contemplated hereby are advisable and fair to and in the best interests of Merger Sub and its sole stockholder; and (c) recommended that Acquiror approve and adopt this Agreement and the Merger in its capacity as the sole stockholder of Merger Sub;

WHEREAS, prior to the consummation of the Merger, in connection with the adoption of this Agreement by the stockholders of the Acquiror, Acquiror shall provide an opportunity to the holders of shares of Acquiror Class A Common Stock to have such shares redeemed in accordance with this Agreement and the Acquiror Organizational Documents (the “Offer”);

WHEREAS, prior to or contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror and certain stockholders of Acquiror have entered into one or more Non-Redemption Agreements (the “Non-Redemption Agreements” and, such stockholders, the “Non-Redeeming Stockholders”), pursuant to which, such Non-Redeeming Stockholders have agreed, or have agreed that they intend, not to redeem or transfer all or a portion of their respective shares of Acquiror Class A Common Stock;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor has entered into a Support Agreement (the “Acquiror Support Agreement”) with the Company;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor has entered into that certain Sponsor Agreement (the “Sponsor Agreement”) with the Company and Acquiror;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror has entered into subscription agreements (collectively, the “Subscription Agreements”) with certain third-party investors (the “Equity Investors”) pursuant to which the Equity Investors have committed to make a private investment in public equity in the form of Acquiror Common Stock up to an aggregate amount of $425,000,000;

WHEREAS, prior to or contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Company has entered into a binding letter of intent with the Strategic Investor (such letter of intent together with the Exhibit and Annexes thereto, the “Strategic Investor LOI”), pursuant to which the Strategic Investor has committed to make an investment in the Company of at least $25,000,000 and up to $50,000,000 on the terms and subject to the conditions specified therein (the “Strategic Financing”);

WHEREAS, in connection with the Merger, Acquiror shall adopt the amended and restated bylaws in the form attached hereto as Exhibit A (the “PubCo Bylaws”);

WHEREAS, in connection with the Merger, Acquiror shall adopt, subject to obtaining the Acquiror Stockholder Approval, the amended and restated certificate of incorporation in the form attached hereto as Exhibit B, subject to any modifications the Company and Acquiror agree to be necessary or appropriate to give effect to the Strategic Financing, including the mandatory redemption of the PubCo Preferred Stock issued to the Strategic Investor on the fifth anniversary of the Closing as specified in the Strategic Investor LOI (the “PubCo Charter”);

WHEREAS, in connection with the Transactions, certain Lock-Up Stockholders who will receive PubCo Common Stock pursuant to Article III will deliver lock-up agreements in the form attached hereto as Exhibit C, subject to any modifications the Company and Acquiror agree to be necessary or appropriate to give effect to the Strategic Financing (the “Lock-Up Agreements”);

WHEREAS, prior to the consummation of the Transactions, Acquiror shall, subject to obtaining the Acquiror Stockholder Approval, adopt the FCAC 2021 Omnibus Incentive Plan in the form attached hereto as Exhibit D (the “Acquiror Omnibus Incentive Plan”);

WHEREAS, in connection with the Transactions, Acquiror, Sponsor, certain of the Acquiror’s stockholders and certain of the Company Stockholders, including the Strategic Investor, will enter into an amended and restated registration rights agreement in the form attached hereto as Exhibit E, subject to any modifications the Company and Acquiror agree to be necessary or appropriate to give effect to the Strategic Financing (the “Registration Rights Agreement”); and

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (a) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder and (b) either (i) the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code or (ii) the Merger and the contributions by the Equity Investors of cash to Acquiror in exchange for Acquiror Common Stock through the Equity Financing pursuant to, and in accordance with, the terms of this Agreement and the Subscription Agreements, together shall constitute an integrated transaction that qualifies under Section 351 of the Code (clauses (i) and (ii), collectively, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

Article I
CERTAIN DEFINITIONS

1.1 Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the preamble hereto.

“Acquiror Affiliate Agreement” has the meaning specified in Section 5.20.

“Acquiror and Merger Sub Representations” means the representations and warranties of each of Acquiror and Merger Sub expressly and specifically set forth in Article V of this Agreement, as qualified by the Acquiror and Merger Sub Schedules. For the avoidance of doubt, the Acquiror and Merger Sub Representations are solely made by Acquiror and Merger Sub.

“Acquiror and Merger Sub Schedules” means the disclosure schedules of Acquiror and Merger Sub delivered to the Company by Acquiror concurrently with entering into this Agreement.

“Acquiror Board” has the meaning specified in the recitals hereto.

“Acquiror Board Recommendation” has the meaning specified in Section 8.2(d).

“Acquiror Class A Common Stock” means Acquiror’s Class A Common Stock, par value $0.0001 per share.

“Acquiror Class B Common Stock” means Acquiror’s Class B Common Stock, par value $0.0001 per share.

“Acquiror Common Stock” means Acquiror Class A Common Stock and Acquiror Class B Common Stock.

“Acquiror Cure Period” has the meaning specified in Section 10.1(c)(i).

“Acquiror Omnibus Incentive Plan” has the meaning specified in the recitals hereto.

“Acquiror Omnibus Incentive Plan Proposal” has the meaning specified in Section 8.2(c).

“Acquiror Organizational Documents” means the Certificate of Incorporation and Acquiror’s bylaws, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Acquiror Private Placement Warrants” has the meaning ascribed to “Private Placement Warrant” in the Acquiror SEC Reports as of the date of this Agreement.

“Acquiror Public Warrant” has the meaning ascribed to “Public Warrant” in the Acquiror SEC Reports as of the date of this Agreement.

“Acquiror SEC Reports” has the meaning specified in Section 5.11(a).

“Acquiror Stockholder” means a holder of Acquiror Common Stock.

“Acquiror Stockholder Approval” has the meaning specified in Section 5.2(b).

“Acquiror Support Agreement” has the meaning specified in the recitals hereto.

“Acquiror Units” means the units of the Acquiror issued in connection with its initial public offering, which such units are comprised of one share of Acquiror Class A Common Stock and one-third of one Acquiror Public Warrant.

“Acquiror Warrants” means, collectively, the Acquiror Public Warrants and the Acquiror Private Placement Warrants.

“Acquisition Proposal” has the meaning specified in Section 6.7(b).

“Action” means any claim, action, suit, assessment, arbitration or proceeding, in each case that is by or before any Governmental Authority.

“Additional Proposal” has the meaning specified in Section 8.2(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. As used in this definition, the term “controls” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Cash Election Amount” has the meaning specified in Section 3.1(c)(i).

“Aggregate Equity” means, with respect to any particular Company Stockholder, the Company Common Stock (including shares of Company Common Stock issued upon the conversion of Company Preferred Stock described in Section 3.1(a), including following the conversion of Convertible Notes immediately prior to the Company Preferred Stock Conversion as provided in the Company Support Agreements), Series D Preferred, Company Options, if any, and Company Warrants, if any, held by such Company Stockholder.

“Agreement” has the meaning specified in the preamble hereto.

“Amendment Proposal” has the meaning specified in Section 8.2(c).

“Ancillary Agreements” means this Agreement, PubCo Bylaws, PubCo Charter, the Lock-Up Agreements, the Acquiror Omnibus Incentive Plan, the Surviving Company Bylaws, the Surviving Company Charter, the Earnout Escrow Agreement, the Company Support Agreements, the Sponsor Agreement, the Acquiror Support Agreement, the Registration Rights Agreement and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), and the U.S. Travel Act, 18 U.S.C. § 1952.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Approval” means any consent, approval, authorization, waiver or Permit, or expiration of applicable waiting period.

“Audited Financial Statements” has the meaning specified in Section 4.7.

“Benefit Plans” has the meaning specified in Section 5.6.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Governmental Authorities in the State of Delaware are authorized or required by Law to close.

“Cash Consideration” means an amount of cash equal to the lesser of (a) (i) the funds remaining in the Trust Account following the redemption (if any) of shares of Acquiror Class A Common Stock in connection with the Offer and payment of the Outstanding Company Expenses and Outstanding Acquiror Expenses pursuant to Section 3.9 and payment of the Payoff Indebtedness, plus (ii) the funds received by Acquiror in the Equity Financing plus (iii) the amount of cash and cash equivalents (including bank account balances and marketable securities) of the Company (less, if the Strategic Financing is consummated prior to the Closing, the amount of the proceeds of the Strategic Financing), determined in accordance with GAAP as of 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date, minus (iv) the Transaction Bonuses minus (v) $401,000,000, and (b) solely to the extent reasonably necessary, based on the written advice of the Company’s nationally recognized tax counsel, to qualify for the Intended Tax Treatment, such amount designated by the Company to Acquiror in writing not less than three days prior to the Closing; provided that under no circumstances shall the Cash Consideration be less than $0.

“Cash Consideration Excess” means the Cash Consideration minus the Aggregate Cash Election Amount; provided that under no circumstances shall the Cash Consideration Excess be less than $0.

“Cash Electing Share” has the meaning specified in Section 3.1(c)(i).

“Cash Election” has the meaning specified in Section 3.1(c)(i).

“Cash Fraction” has the meaning specified in Section 3.1(c)(i).

“Certificate of Incorporation” means the Third Amended and Restated Certificate of Incorporation of Acquiror, filed with the Secretary of State of the State of Delaware on September 21, 2020.

“Certificate of Merger” has the meaning specified in Section 2.1.

“Claim” means any demand, claim, action, legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Class B Anti-Dilution Protection” has the meaning specified in Section 5.2(b).

“Closing” has the meaning specified in Section 2.3.

“Closing Date” has the meaning specified in Section 2.3.

“Closing PubCo Option” has the meaning specified in Section 3.5(a).

“Closing Share Price” means $10.00 per share.

“Code” has the meaning specified in the recitals hereto.

“Company” has the meaning specified in the preamble hereto.

“Company Affiliate Agreement” has the meaning specified in Section 4.22.

“Company Benefit Plan” has the meaning specified in Section 4.14(a).

“Company Board” has the meaning specified in the recitals hereto.

“Company Board Recommendation” has the meaning specified in Section 8.2(e).

“Company Capital Stock” means, as applicable, Company Common Stock and Company Preferred Stock.

“Company Certificate” has the meaning specified in Section 3.3(a).

“Company Certificate of Incorporation” means the Ninth Amended and Restated Certificate of Incorporation of the Company, as it has been further amended through the date hereof.

“Company Common Stock” has the meaning specified in Section 4.6(a).

“Company Cure Period” has the meaning specified in Section 10.1(b)(i).

“Company Group Stock Plans” means the Company’s 2010 Equity Incentive Plan, the Company’s 2020 Equity Incentive Plan, the Lucid Global, Inc. 2015 Stock Option and Grant Plan, and the Mindsciences, Inc. Equity Compensation Plan.

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used in or held for use in the conduct of the business of the Company and its Subsidiaries, as currently conducted.

“Company Option” has the meaning specified in Section 3.5(a).

“Company Preferred Stock” has the meaning specified in Section 4.6(a).

“Company Preferred Stock Conversion” has the meaning specified in Section 3.1(a).

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article IV of this Agreement, as qualified by the Company Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Requisite Approval” has the meaning specified in Section 4.3(b).

“Company Schedules” means (a) the disclosure schedules of the Company delivered to Acquiror by the Company concurrently with entering into this Agreement and (b) the disclosure letter delivered to the Company in accordance with the doc.ai Acquisition Agreement and made available to Acquiror prior to the date of this Agreement.

“Company Software” means all Owned Company Software and all third party Software used in, held for use in, or necessary for the conduct of, the business of the Company and its Subsidiaries, as currently conducted.

“Company Stockholder” means the holder of either a share of Company Common Stock or a share of Company Preferred Stock.

“Company Support Agreements” has the meaning specified in Section 6.3.

“Company Warrant” has the meaning specified in Section 3.5(d).

“Confidential Data” means all data for which the Company is required by Law, Contract or privacy policy to keep confidential or private, including all such data transmitted to the Company by customers of the Company or Persons that interact with the Company.

“Confidentiality Agreement” has the meaning specified in Section 11.9.

“Contingent Options” has the meaning set forth in Section 3.5(b).

“Contracts” means any contract, agreement, undertaking, note, mortgage, indenture, arrangement subcontract, lease, sublease, license, sublicense, purchase order, or other obligation, in each case, including any amendment, modification and supplement thereto (other than any Company Benefit Plans).

“Convertible Notes” means those certain convertible promissory notes of the Company listed in Section 1.1(a) of the Company Schedules.

“Copyleft Terms” has the meaning specified in Section 4.11(h).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act.

“Debt Payoff Letters” means any and all payoff letters, discharges, releases, and Liens discharges (or agreements therefor) with respect to Liens (other than Permitted Liens) that authorize the payee and its designees to file UCC termination statements as identified in Section 1.1(b) of the Company Schedules, in each case, with respect to, or in connection with, any derivative and structured product agreements or arrangements (including, without limitation, any hedging agreements or arrangements) and Indebtedness for borrowed money identified in Section 1.1(b) of the Company Schedules (the “Payoff Indebtedness”), that are duly executed by each creditor with respect thereto, each in form and substance reasonably satisfactory to Acquiror, in which the payee shall agree that upon payment of the amount specified in any such payoff letter, discharge, and/or release: (a) all outstanding obligations of the Company or its applicable Subsidiary arising under or related to the applicable Payoff Indebtedness shall be repaid, discharged and extinguished in full; (b) all Liens in connection therewith shall be released on the Closing Date upon receipt of the requisite payoff amounts; (c) the payee shall take all customary actions to evidence and record such discharge and release as promptly as practicable; and (d) the payee shall return to the Company or its applicable Subsidiary all instruments evidencing the applicable Payoff Indebtedness (including all notes) and all collateral including consisting of certificated securities securing the applicable Payoff Indebtedness.

“DGCL” has the meaning specified in the recitals hereto.

“Dissenting Shares” has the meaning specified in Section 3.10.

“doc.ai” means doc.ai Incorporated, a Delaware corporation.

“doc.ai Acquisition” means the acquisition of doc.ai by the Company in pursuant to the terms of the doc.ai Acquisition Agreement.

“doc.ai Acquisition Agreement” means that certain Agreement and Plan of Merger, dated as of January 25, 2021, by and among doc.ai, the Company and certain other parties thereto.

“DTC” has the meaning specified in Section 3.6(a).

“Earnout Escrow Account” has the meaning specified in Section 3.6(b)(i).

“Earnout Escrow Agent” has the meaning specified in Section 3.6(b)(i).

“Earnout Escrow Agreement” has the meaning specified in Section 3.6(b)(i).

“Earnout Ratio” means (a) 1,500,000, divided by (b) the total number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (including (i) shares of Company Common Stock issued upon the conversion of Company Preferred Stock described in Section 3.1(a), including following the conversion of Convertible Notes immediately prior to the Company Preferred Stock Conversion as provided in the Company Support Agreements, and (ii) any shares of Company Common Stock issued or issuable upon the exercise of all Company Options and Company Warrants, in each case, on a net exercise basis).

“Earnout Shares” has the meaning set forth in Section 3.6(a).

“Effective Time” has the meaning specified in Section 2.1.

“Environmental Laws” means any and all applicable Laws and Permits relating to pollution, the environment (including natural resources), human health and safety, or Hazardous Materials.

“Equity Financing” means the aggregate amount of cash actually invested in (or contributed to) Acquiror by the Equity Investors pursuant to any Subscription Agreements.

“Equity Investor” has the meaning specified in the recitals hereto.

“Equity Value” means the sum of (a) $3,600,000,000 less (b) the amount by which (i) the Payoff Indebtedness outstanding immediately prior to Closing exceeds (ii) $65,000,000 plus (c) the amount by which (i) the outstanding liabilities and obligations of Acquiror with respect to the Transactions (including with respect to Outstanding Acquiror Expenses) at the Closing (but prior to repayment thereof at the Closing) exceeds (ii) $44,000,000 plus (d) if consummated prior to the Closing, the amount of the Strategic Financing plus (e) if the Company consummates the doc.ai Acquisition prior to the Closing, $192,500,000 less (f) $25,000,000. For the avoidance of doubt, the amount described in sub-clause (c) of this definition of Equity Value shall not be less than $0.

“ERISA” has the meaning specified in Section 4.14(a).

“ERISA Affiliate” has the meaning specified in Section 4.14(e).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means the ratio determined by dividing (a) the Per Share Merger Consideration Value, by (b) the Closing Share Price.

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Financial Statements” has the meaning specified in Section 4.7.

“Fraud” means an actual and intentional common law fraud (and not a constructive fraud, negligent misrepresentation or omission, or any form of fraud premised on recklessness or negligence), as finally determined by a court of competent jurisdiction, by (a) the Company with respect to the Company Representations and Warranties (as qualified by the Company Schedules), or (b) Acquiror or Merger Sub with respect to the Acquiror and Merger Sub Representations (as qualified by Acquiror and Merger Sub Schedules).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means (a) any material or substance that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “waste,” “pollutant” or “contaminant” (or words of similar intent or meaning), or (b) petroleum, petroleum by-products, petroleum breakdown products, asbestos, asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, mold, per- and polyfluoroalkyl substances or pesticides.

“Health Care Laws” means any law or any other requirement or restriction of any Governmental Authority, including any permit or similar right granted under any of the foregoing, related to the regulation of the healthcare industry, the regulation of healthcare professionals, or to payment for items or services rendered, provided, dispensed, or furnished by healthcare suppliers or providers (including, but not limited to, hospitals, skilled nursing facilities, nursing homes, hospices, long term facilities, nursing facilities, assisted living facilities, physicians and pharmacists). Health Care Laws specifically include, but are not limited to, 42 U.S.C. § 1320a-7b(b) (commonly called the Anti-Kickback Statute), and all same or similar state law counterparts; 42 U.S.C. § 1320a-7a (commonly called the Civil Monetary Penalty Statute), and all same or similar state law counterparts; 42 U.S.C. § 1395nn, and all same or similar state law counterparts; the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152); HIPAA; the federal Controlled Substances Act, 21 U.S.C. § 31, and all requirements to maintain Drug Enforcement Agency Registration and any and all same or similar state law counterparts; the federal Food, Drug and Cosmetics Act, and all same or similar state law counterparts; all laws relating to the practice of medicine, the corporate practice of medicine, and fee splitting; any and all applicable laws governing, regulating or pertaining to the payment for healthcare related items or services including HIPAA provisions relating to standard transactions and any and all same or similar laws; all laws and relating to any government healthcare program; and the regulations promulgated pursuant to all of the statutes and laws listed or referenced above.

“HIPAA” means the United State Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d through 1329d-8), as amended by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), and all applicable implementing regulations, including its implementing regulations codified at 45 C.F.R. Parts 160, 162, and 164.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price, including “earnout” payments, (c) obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) obligations (contingent or otherwise) with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) obligations under capitalized leases, (g) obligations under any Financial Derivative/Hedging Arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business.

“Intellectual Property” means any and all intellectual property or other similar proprietary rights in any jurisdiction throughout the world, whether or not registered including all: (a) patents, patent applications, patentable inventions and other patent rights (including any divisionals, continuations, continuations-in-part, reissues and reexaminations thereof) (collectively, “Patents”); (b) trademarks, service marks, trade dress, trade names, taglines, social media identifiers, brand names, logos, slogans, corporate names and other source identifiers, all goodwill related thereto and all applications, registrations, and renewals in connection therewith; (c) copyrights, copyrightable works and other works of authorship, including designs and rights in content, and all applications, registrations, and renewals in connection therewith and all moral rights associated therefore; (d) internet domain names; (e) trade secrets, confidential information, other proprietary information, including but not limited to know-how, unpatented inventions, technology, processes, procedures, database rights, source code and algorithms, in each case that derive independent economic value from not being generally known by the public and not being readily ascertainable by other Persons (collectively, “Trade Secrets”) and (f) rights in Software.

“Intended Tax Treatment” has the meaning specified in the recitals hereto.

“Interim Period” has the meaning specified in Section 6.1.

“International Trade Laws” means any Law relating to international trade, including: (a) import laws and regulations administered by U.S. Customs and Border Protection; (b) export control regulations issued by the U.S. Department of State pursuant to the International Traffic in Arms Regulations (22 C.F.R. 120 et seq.) and/or the U.S. Department of Commerce pursuant to the Export Administration Regulations (15 C.F.R. 730 et seq.); (c) sanctions laws and regulations as administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (31 C.F.R. Part 500 et seq.) or the U.S. Department of State; and (d) U.S. anti-boycott laws and requirements (Section 999 of the US Internal Revenue Code of 1986, as amended, or related provisions, or under the Export Administration Act, as amended, 50 U.S.C. App. Section 2407 et seq.).

“IT Systems” means the Software, mobile applications, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology and telecommunications assets, systems, and equipment, and all associated documentation, in each case, owned or used, held for use, leased, outsourced or licensed or controlled by or for the Company or any of its Subsidiaries for use in the conduct of its business as it is currently conducted.

“JOBS Act” has the meaning specified in Section 7.13.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries.

“Letter of Transmittal” has the meaning specified in Section 3.3(a).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, license, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable Securities Laws.

“Lock-Up Agreements” has the meaning specified in the recitals hereto.

“Lock-Up Stockholders” means the Persons identified in Section 1.1(c) of the Company Schedules.

“Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence or state of facts (each, an “Effect”) that has a material adverse effect on: (a) the assets, business, results of operations or condition (financial or otherwise) of the Company; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (i) any change in applicable Laws or GAAP after the date hereof or any official interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (iii) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.4 and, to the extent related thereto, the condition in Section 9.2(a)), (iv) any change generally affecting any of the industries or markets in which the Company operates or the economy as a whole, (v) the taking of any action required by this Agreement (provided, that the exceptions in this clause (v) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.4 and, to the extent related thereto, the condition in Section 9.2(a)), (vi) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, pandemic, weather condition, explosion fire, act of God or other force majeure event, including, for the avoidance of doubt, COVID-19 and any COVID-19 Measures, (vii) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, or (viii) any failure of the Company to meet any projections, forecasts or budgets; provided, that clause (viii) shall not prevent or otherwise affect a determination that any Effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Material Adverse Effect), or (ix) any actions taken, or failures to take action, or such other changes or events, in each case, which Acquiror has requested or to which it has consented expressly in writing (following disclosure by the Company of all relevant facts and circumstances), except in the case of clause (i), (ii), (iii), (iv), (vi) and (vii) to the extent that such Effect has a disproportionate impact on the Company as compared to other industry participants; or (b) the ability of the Company to consummate the Transactions.

“Material Contracts” has the meaning specified in Section 4.13(a).

“Material Permits” has the meaning specified in Section 4.24.

“Merger” has the meaning specified in the recitals hereto.

“Merger Sub” has the meaning specified in the preamble hereto.

“Multiemployer Plan” has the meaning specified in Section 4.14(e).

“Named Parties” means (a) with respect to this Agreement, the Company, Acquiror and Merger Sub (and their permitted successors and assigns), and (b) with respect to any Ancillary Agreement, the parties named in the preamble thereto (and their permitted successors and assigns), and “Named Party” means any of them.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Non-Redeeming Stockholders” has the meaning specified in the recitals hereto.

“Non-Redemption Agreements” has the meaning specified in the recitals hereto.

“Non-U.S. Plan” has the meaning specified in Section 4.14(a).

“Offer” has the meaning specified in the recitals hereto.

“Open Source Materials” has the meaning specified in Section 4.11(g).

“Original Option Terms” has the meaning specified in Section 3.5(a).

“Outstanding Acquiror Expenses” has the meaning specified in Section 3.9(b).

“Outstanding Company Expenses” has the meaning specified in Section 3.9(a).

“Owned Company Software” means all Software owned or purported to be owned, in whole or in part, by the Company or any of its Subsidiaries.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned, in whole or in part, by the Company or any of its Subsidiaries and includes the Owned Company Software.

“Payoff Indebtedness” has the meaning set forth in the definition of “Debt Payoff Letters”.

“Per Share Merger Consideration” means with respect to any share of Company Common Stock issued and outstanding immediately prior to the Effective Time, a number of shares of PubCo Common Stock equal to the Exchange Ratio.

“Per Share Merger Consideration Value” means (a) the Equity Value divided by (b) the total number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (including (i) shares of Company Common Stock issued upon the conversion of Company Preferred Stock described in Section 3.1(a), including following the conversion of Convertible Notes immediately prior to the Company Preferred Stock Conversion as provided in the Company Support Agreements, (ii) the total number of shares of Series D Preferred issued and outstanding as of immediately prior to the Effective Time and (iii) any shares of Company Common Stock issued or issuable upon the exercise of all Company Options and Company Warrants, in each case, on a net exercise basis).

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business and that relate to amounts not yet delinquent or that are being contested in good faith through appropriate proceedings and appropriate reserves for the amount being contested have been established in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or that are being contested in good faith through appropriate proceedings and appropriate reserves for the amount being contested have been established in accordance with GAAP, (d) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the current use or occupancy of such real property, (e) non-exclusive licenses of Owned Intellectual Property entered into in the ordinary course of business, (f) Liens that secure obligations that are reflected as liabilities on the balance sheets included in the Financial Statements or Liens the existence of which is referred to in the notes to the balance sheets included in the Financial Statements, (g) in the case of Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Leased Real Property, which do not materially interfere with the current use or occupancy of any Leased Real Property, (h) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any Leased Real Property and which are not violated in any material respects, (i) statutory Liens of landlords for amounts that (A) are not due and payable, (B) are being contested in good faith by appropriate proceedings and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP or (C) may thereafter be paid without penalty and (j) Liens described in Section 1.1(d) of the Company Schedules.

“Person” means any individual, firm, corporation, partnership (limited or general), limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means any information that: (a) specifically identifies, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, any particular individual or household; or (b) relates to an individual who can be identified, directly or indirectly, from that information.

“PHI” means Protected Health Information (as defined in 45 C.F.R. § 160.103).

“Pre-Closing Return” has the meaning specified in Section 8.3(d).

“Pre-Closing Tax Period” shall mean all taxable years or other taxable periods that end on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Privacy and Security Requirements” means, to the extent applicable to the Company, (a) any Laws relating to privacy and data security, including laws regulating the Processing of Protected Data; (b) the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time (“PCI DSS”); (c) all Contracts between the Company and any Person that pertain to the PCI DSS, privacy, data security and/or the Processing of Protected Data; and (d) all internal or external policies and procedures applicable to the Company relating to the PCI DSS, privacy, data security and/or the Processing of Protected Data, including all website and mobile application privacy policies and internal information security policies and procedures.

“Processing” means creation, collection, use (including for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer (including any transfer across national borders), transmission, receipt, import, export, protection, safeguarding, access, deletion, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Proposals” has the meaning specified in Section 8.2(c).

“Protected Data” means Personal Information, PHI, and Confidential Data.

“Proxy Statement” means the proxy statement filed by Acquiror as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from Acquiror Stockholders to approve the Proposals (which shall contain the Offer).

“PubCo” has the meaning specified in the recitals hereto.

“PubCo Board” means the board of directors of PubCo.

“PubCo Bylaws” has the meaning specified in the recitals hereto.

“PubCo Charter” has the meaning specified in the recitals hereto.

“PubCo Common Stock” means PubCo Common Stock, par value $0.0001 per share, entitling the holder of each such share to one (1) vote per share.

“PubCo Preferred Stock” the preferred stock of PubCo having rights, preferences, privileges, restrictions and other matters specified in the transaction documents related to the Strategic Financing, including the Strategic Investor LOI.

“Real Estate Lease Documents” has the meaning specified in Section 4.19(b).

“Redeeming Stockholder” means an Acquiror Stockholder who demands that Acquiror redeem its Acquiror Class A Common Stock for cash in connection with the Offer and in accordance with the Acquiror Organizational Documents.

“Registered Intellectual Property” has the meaning specified in Section 4.11(a).

“Registration Rights Agreement” has the meaning specified in the recitals hereto.

“Registration Statement” has the meaning specified in Section 8.2(a).

“Release Notice” has the meaning specified in Section 3.6(b)(ii).

“Representative” means, as to any Person, any of the officers, directors, managers, employees, agents, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Retained Agents” has the meaning specified in Section 11.16(a).

“Schedules” means the Acquiror and Merger Sub Schedules and the Company Schedules.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Series A Preferred” has the meaning specified in Section 4.6(a).

“Series B Preferred” has the meaning specified in Section 4.6(a).

“Series B-1 Preferred” has the meaning specified in Section 4.6(a).

“Series B-2 Preferred” has the meaning specified in Section 4.6(a).

“Series B-3 Preferred” has the meaning specified in Section 4.6(a).

“Series B-4 Preferred” has the meaning specified in Section 4.6(a).

“Series C Preferred” has the meaning specified in Section 4.6(a).

“Series D Preferred” means the Series D preferred stock of the Company having rights, preferences, privileges, restrictions and other matters specified in the transaction documents related to the Strategic Financing, including the Strategic Investor LOI.

“Software” means any and all (a) computer programs and applications, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other documentation used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Meeting” means a meeting of the holders of Acquiror Class A Common Stock to be held for the purpose of approving the Proposals.

“Specified Noteholders” means holders of Convertible Notes that have executed a Company Support Agreement.

“Specified Warrantholders” means holders of Company Warrants that have executed a Company Support Agreement.

“Sponsor” means Falcon Equity Investors LLC, a Delaware limited liability company.

“Sponsor Agreement” has the meaning specified in the recitals hereto.

“Sponsor Earnout Shares” has the meaning specified in Section 3.6(a).

“Sponsor Stock Conversion” has the meaning specified in Section 3.1(b).

“Stock Electing Share” has the meaning specified in Section 3.1(c)(ii).

“Stock Election” has the meaning specified in Section 3.1(c)(ii).

“Stock Issuance Proposal” has the meaning specified in Section 8.2(c).

“Stockholder Earnout Group” has the meaning specified in Section 3.6(a).

“Stockholder Earnout Shares” has the meaning specified in Section 3.6(a).

“Stockholder Representative” has the meaning specified in Section 11.16(a).

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

“Strategic Financing” has the meaning specified in the recitals hereto.

“Strategic Investor” means Anthem, Inc.

“Strategic Investor LOI” has the meaning specified in the recitals hereto.

“Subscription Agreement” has the meaning specified in the recitals hereto.

“Subsidiary” means, with respect to a Person, any other Person, of which (a) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) is owned directly or indirectly by such first Person or (b) such Persons controls any other Person. For the purposes hereof, the term Subsidiary shall include all Subsidiaries of such Subsidiary. For purposes of the representations and warranties of the Company in Article IV, the term Subsidiaries shall include doc.ai (but each such representation and warranty, other than those set forth in the first sentence of Section 4.6(f), shall be deemed to be qualified by “to the knowledge of the Company”).

“Surviving Company” has the meaning specified in the recitals hereto.

“Surviving Company Bylaws” means the form of bylaws set forth on Exhibit F.

“Surviving Company Charter” means the form of amended and restated certificate of incorporation set forth on Exhibit G.

“Surviving Provisions” has the meaning specified in Section 10.2.

“Tax” means any U.S. federal, state, local, provincial, territorial, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, withholding, payroll, ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, escheat, sales, use, or other tax, governmental fee or other like assessment, charges, duties, fees, levies, or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), together with any deficiency assessments, interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority and shall include any liability for such amounts as a result of (a) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (b) a contractual obligation to indemnify any Person (other than any commercial Contract the principal purpose of which is not Taxes).

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate, elections, disclosures, or other document filed or required to be filed with a Governmental Authority respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(c)(i).

“Terminating Company Breach” has the meaning specified in Section 10.1(b)(i).

“Termination Date” has the meaning specified in Section 10.1(b)(ii).

“Transaction Proposal” has the meaning specified in Section 8.2(c).

“Transactions” means the transactions contemplated by this Agreement to occur at or prior to the Closing on the Closing Date, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 5.8.

“Trust Agreement” has the meaning specified in Section 5.8.

“Trustee” has the meaning specified in Section 5.8.

“Unaudited Financial Statements” has the meaning specified in Section 4.7.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by the Acquiror.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

1.2 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s or the Acquiror’s business, as applicable, consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19).

(c) Any reference in this Agreement to “PubCo” shall also mean Acquiror to the extent the matter relates to the pre-Closing period and any reference to “Acquiror” shall also mean “PubCo” to the extent the matter relates to the post-Closing period (including, for the purposes of this Section 1.2(c), the Effective Time).

(d) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(e) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(f) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(g) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(h) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(i) The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been (i) provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (A) in the virtual “data room” set up by the Company in connection with this Agreement or (B) by delivery to such party or its legal counsel via electronic mail or hard copy form, or (ii) with respect to Acquiror, filed with the SEC by Acquiror on or prior to the date hereof.

1.3 Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge of, in the case of the Company, the persons listed in Section 1.1(e) of the Company Schedules, and, in the case of Acquiror, the persons listed in Section 1.1(a) of the Acquiror Schedules.

Article II
THE MERGER; CLOSING

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, with the Company being the Surviving Company following the Merger and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between Merger Sub and the Company (the “Certificate of Merger”), such Merger to be consummated immediately upon filing of the Certificate of Merger or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.3 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL.

2.4 Organizational Documents of PubCo and the Surviving Company.

(a) At the Closing and immediately prior to the Effective Time, the Certificate of Incorporation and the bylaws of Acquiror shall be amended and restated in their entireties to be the PubCo Charter and the PubCo Bylaws, respectively, until thereafter supplemented or amended in accordance with their terms and the DGCL.

(b) At the Effective Time by virtue of the Merger, the Company Certificate of Incorporation and the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entireties to be the Surviving Company Charter and the Surviving Company Bylaws, respectively, until thereafter supplemented or amended in accordance with their terms and the DGCL.

2.5 Directors and Officers of PubCo and the Surviving Company.

(a) Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation with respect to any specific individual imposed under applicable Laws and the listing requirements of Nasdaq, Acquiror shall take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause, effective as of the Closing, the PubCo Board to consist of nine directors who shall be designated in accordance with Section 2.5(a) of the Company Schedules. On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to the Company with such individuals elected as members of the PubCo Board as of the Closing, which indemnification agreements shall continue to be effective immediately following the Closing.

(b) Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, Acquiror shall take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the Persons constituting the officers of the Company immediately prior to the Effective Time to be the officers of PubCo (and holding the same titles as held at the Company) until the earlier of their resignation or removal or until their respective successors are duly appointed.

(c) The Company shall take all necessary action prior to the Effective Time such that (i) each director of the Company in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (ii) certain directors or officers of the Company, determined by the Company and communicated in writing to Acquiror prior to the Closing Date, shall be appointed to the Board of Directors of the Surviving Company, effective as of immediately following the Effective Time, and, as of such time, shall be the only directors of the Surviving Company (including by causing the Company Board to adopt resolutions prior to the Effective Time that expand or decrease the size of the Company Board, as necessary, and appoint such Persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Company Board). Each Person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly appointed.

(d) The Persons constituting the officers of the Company immediately prior to the Effective Time shall continue to be the officers of the Surviving Company (and holding the same titles as held at the Company) until the earlier of their resignation or removal or until their respective successors are duly appointed.

Article III
EFFECTS OF THE MERGER

3.1 Effect on Capital Stock. Subject to the provisions of this Agreement:

(a) immediately prior to the Effective Time, each share of Company Preferred Stock (including shares of Company Preferred Stock issued upon the conversion of Convertible Notes immediately prior to the Company Preferred Stock Conversion as provided in the Company Support Agreements) other than Series D Preferred that is issued and outstanding as of such time shall automatically convert into one (1) share of Company Common Stock (collectively, the “Company Preferred Stock Conversion”). All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities;

(b) immediately prior to the Effective Time, each share of Acquiror Class B Common Stock that is issued and outstanding as of such time shall automatically convert in accordance with the terms of the Certificate of Incorporation into one (1) share of Acquiror Class A Common Stock (the “Sponsor Stock Conversion”). All of the shares of Acquiror Class B Common Stock converted into shares of Acquiror Class A Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Acquiror Class B Common Stock shall thereafter cease to have any rights with respect to such securities;

(c) at the Effective Time, by virtue of the Merger and without any action on the part of any Company Stockholder, subject to and in consideration of the terms and conditions set forth herein (including delivery of the release contemplated by Section 3.3(a)(ii)), each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares), shall be converted into the right to receive the following:

(i) the holder of such share shall be deemed to have made a proper election to receive cash (a “Cash Election”) (A) if such Company Stockholder holds a number of shares of Company Common Stock that represents 7.75% or more of such holder’s Aggregate Equity, with respect to a number of shares of Company Common Stock equal to 7.75% of such holder’s Aggregate Equity, and (B) if such Company Stockholder holds a number of shares of Company Common Stock that represents less than 7.75% of such holder’s Aggregate Equity, with respect to all of such Company Stockholder’s Company Common Stock (each such share, a “Cash Electing Share”), an amount in cash for such Cash Electing Share, without interest, equal to the Per Share Merger Consideration Value, except that if (A) the sum of the aggregate number of Dissenting Shares and the aggregate number of Cash Electing Shares, multiplied by (B) the Per Share Merger Consideration Value (such product, the “Aggregate Cash Election Amount”) exceeds the Cash Consideration, then each Cash Electing Share shall be converted into the right to receive (x) an amount in cash, without interest, equal to the product of (1) the Per Share Merger Consideration Value and (2) a fraction, the numerator of which shall be the Cash Consideration and the denominator of which shall be the Aggregate Cash Election Amount (such fraction, the “Cash Fraction”) and (y) a number of validly issued, fully paid and nonassessable shares of PubCo Common Stock equal to the product of (1) the Per Share Merger Consideration Value and (2) one minus the Cash Fraction;

(ii) the holder of such share shall be deemed to have made a proper election to receive shares of PubCo Common Stock (a “Stock Election”) with respect to any shares of Company Common Stock that are not Cash Electing Shares (each such share, a “Stock Electing Share”), the applicable Per Share Merger Consideration; and

(iii) if the Cash Consideration Excess is greater than zero, then the amount of such Cash Consideration Excess shall remain at the Company.

All of the shares of Company Common Stock converted into the right to receive consideration as described in this Section 3.1(c) shall no longer be outstanding and shall cease to exist, and each holder of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration described in this Section 3.1(c) into which such share of Company Common Stock shall have been converted into in the Merger. The Company shall also make all computations contemplated by this Section 3.1(c), in consultation with Acquiror;

(d) at the Effective Time, by virtue of the Merger and without any action on the part of any Company Stockholder, subject to and in consideration of the terms and conditions set forth herein and in the transaction documents with respect to the Strategic Financing, including the Strategic Investor LOI, each share of Series D Preferred that is issued and outstanding immediately prior to the Effective Time, shall be converted into the right to receive a number of shares of PubCo Preferred Stock equal to the Exchange Ratio;

(e) at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Company and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Company as of immediately following the Effective Time; and

(f) at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Company Capital Stock held in the treasury of the Company immediately prior to the Effective Time shall be cancelled and no payment or distribution shall be made with respect thereto.

3.2 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock, shares of Company Preferred Stock or shares of Acquiror Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach of Section 5.15(a) of this Agreement by Acquiror with respect to the number of its issued and outstanding shares of Acquiror Common Stock (or any other issued and outstanding equity security interests in Acquiror) or rights to acquire Acquiror Common Stock (or any other equity security interests in Acquiror), then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock, shares of Company Preferred Stock or shares of Acquiror Common Stock (or any other equity security interests in Acquiror), as applicable, will be appropriately adjusted to provide to the holders of Company Common Stock, the holders of shares of Company Preferred Stock or the holders of Acquiror Common Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 3.2 shall not be construed to permit Acquiror, the Company or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

3.3 Delivery of Merger Consideration.

(a) As promptly as reasonably practicable following the Closing Date, Acquiror shall cause to be mailed to each Specified Noteholder, each Specified Warrantholder, each holder of record of Company Common Stock and each holder of Company Preferred Stock at the address provided to Acquiror by the Company, a letter of transmittal (the “Letter of Transmittal”), which shall (i) have customary representations and warranties as to title, authorization, execution and delivery, (ii) have a customary release of all claims against PubCo and the Company arising out of or related to such holder’s ownership of shares of Company Common Stock, Company Preferred Stock, Convertible Notes or Company Warrants (including, an acknowledgement that, by making a Cash Election, such stockholder waives any and all rights to receive Earnout Shares with respect to each Cash Electing Share), (iii) include the agreement of such stockholder to the appointment of Colin Daniel as the Stockholder Representative and his, her or its representative, attorney-in-fact and agent and to the other terms, conditions and provisions of Section 11.16, (iv) include the agreement of such stockholder that by making a Stock Election, such stockholder agrees that any shares of PubCo Common Stock (including Earnout Shares) shall not be transferred by such stockholder for a period of 180 days commencing on the Closing Date, and (v) specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock shall pass, only upon delivery of the shares of Company Common Stock to Acquiror (including all certificates representing shares of Company Common Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”), to the extent such shares of Company Common Stock are certificated), together with instructions thereto.

(b) Upon the receipt of a Letter of Transmittal (accompanied with all Company Certificates representing shares of Company Common Stock, to the extent such shares of Company Common Stock are certificated) duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by Acquiror, the holder of such shares of Company Common Stock shall be entitled to receive in exchange therefor, and conditioned upon the occurrence of the Closing, the consideration described in Section 3.1(c) into which such shares of Company Common Stock (including shares of Company Common Stock issued upon the conversion of Company Preferred Stock described in Section 3.1(a), including following the conversion of Convertible Notes immediately prior to the Company Preferred Stock Conversion as provided in the Company Support Agreements) have been converted pursuant to Section 3.1(c). Until surrendered as contemplated by this Section 3.3(b) together with the delivery of a duly, completely and validly executed Letter of Transmittal, each share of Company Common Stock shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the consideration described in Section 3.1(c) which the holders of shares of Company Common Stock were entitled to receive in respect of such shares pursuant to this Section 3.3(b).

3.4 Lost Certificate. In the event any Company Certificate has been lost, stolen or destroyed, upon the delivery of a duly, completely and validly executed Letter of Transmittal with respect to the shares formerly represented by such Company Certificate, the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Acquiror, the provision by such Person of a customary indemnity against any claim that may be made against Acquiror with respect to such Company Certificate, Acquiror shall issue or pay in exchange for such lost, stolen or destroyed Company Certificate the consideration issuable or payable in respect thereof as determined in accordance with this Article III.

3.5 Treatment of Company Options and Company Warrants.

(a) Effective as of the Effective Time, each option to purchase shares of the Company Common Stock (a “Company Option”) granted under any Company Group Stock Plan that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by PubCo and shall be converted into a stock option (a “Closing PubCo Option”) to acquire shares of PubCo Common Stock in accordance with this Section 3.5(a). Each such Closing PubCo Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions (the “Original Option Terms”) as applied to the Company Option immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable Company Group Stock Plan, in any award agreement or in such Company Option by reason of this Agreement or the Transactions). As of the Effective Time, each such Closing PubCo Option as so assumed and converted shall be for that number of shares of PubCo Common Stock determined by multiplying the number of shares of the Company Common Stock subject to such Company Option immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Company Option immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent. The Company shall terminate the Company Group Stock Plans as of the Effective Time. As of the Effective Time, all Company Options shall no longer be outstanding and each holder of Closing PubCo Options shall cease to have any rights with respect to such Company Options, except as set forth in this Section 3.5.

(b) As of the Effective Time, each holder of Company Options entitled to receive Closing PubCo Options pursuant to Section 3.5(a) shall also receive an additional number of stock options to acquire shares of PubCo Common Stock (each, a “Contingent Option”) equal to the product of (i) the number of Company Options held by such holder, and (ii) Earnout Ratio, which product shall be rounded down to the nearest whole number of shares. Each Contingent Option shall have the same per share exercise price as each Closing PubCo Option, and shall, except as set forth in this Section 3.5(b), be subject to the Original Option Terms. Each Contingent Option shall become vested and exercisable on the later of the date set forth in the Original Option Terms and the following applicable date, provided that the holder of the Contingent Option remains employed by PubCo or a Subsidiary of PubCo through such date: (A) as to one half of the Contingent Options, the date of the release of Stockholder Earnout Shares pursuant to Section 3.6(c)(i); and (B) as to the remaining half of the Contingent Options, the date of the release of Stockholder Earnout Shares pursuant to Section 3.6(c)(ii). Any Contingent Options that have not vested and become exercisable on the fifth anniversary of the Closing Date shall automatically be cancelled and terminate on the day following such fifth anniversary and the holder thereof shall have no rights with respect to such Contingent Options thereafter. Notwithstanding anything to the contrary, if a Contingent Option is forfeited because a holder of the Contingent Option does not remain employed by, or in the service of, PubCo or a Subsidiary of PubCo through an applicable vesting date, the shares of PubCo Common Stock underlying such Contingent Option shall revert back to the Earnout Escrow Account for release, if applicable, to the Stockholder Earnout Group.

(c) The Company shall take all commercially reasonable actions to effect the treatment of Company Options as set forth in this Agreement and in accordance with the Company Group Stock Plans and the applicable award agreements and to ensure that no Closing PubCo Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3) of PubCo. The Company Board shall amend the Company Group Stock Plans and take all other necessary actions, effective as of immediately prior to and contingent upon the Closing, in order to (i) cancel the remaining unallocated share reserve under the Company Group Stock Plans and provide that shares in respect of any awards granted under the Company Group Stock Plans that for any reason become re-eligible for future issuance, shall be cancelled, and (ii) provide that no new awards will be granted under the Company Group Stock Plans.

(d) Except as set forth in the final sentence of this Section 3.5(d), effective as of the Effective Time, each warrant to purchase shares of Company Capital Stock (each, a “Company Warrant”) that is issued and outstanding immediately prior to the Effective Time and not expired or terminated pursuant to its terms, and held by a Specified Warrantholder, by virtue of the Merger and without any action on the part of PubCo, the Company or the holder of any such Company Warrant, shall be converted into the right to receive a number of shares of PubCo Common Stock equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of shares of Company Capital Stock issuable upon the exercise of such Company Warrant on a net exercise basis, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Warrant which has a per share exercise price that is greater than or equal to the Per Share Merger Consideration Value shall be cancelled at the Effective Time for no consideration or payment. As of the Effective Time, all Company Warrants shall no longer be outstanding and each former holder of a Company Warrant shall cease to have any rights with respect to such Company Warrant, except as set forth in this Section 3.5(d). Effective as of the Effective Time, by virtue of the Merger and without any action on the part of PubCo, the Company or the parties thereto, Acquiror shall assume all (A) Company Warrants and contractual obligations to issue Company Warrants, in each case as set forth on Section 3.5(d) of the Company Schedules and (B) any other Company Warrants that are not held by Specified Warrantholders and have not been converted into the right to receive shares of PubCo Common Stock pursuant to this Section 3.5(d).

(e) Notwithstanding the foregoing, the conversions described in paragraphs (a) through (c) of this Section 3.5 will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D). Following the Effective Time, each Closing PubCo Option shall be subject to the Acquiror Omnibus Incentive Plan (and considered “Substitute Awards” for purposes thereof) and to the same terms and conditions, including any vesting conditions, as had applied to the corresponding Company Option as of immediately prior to the Effective Time, except for such terms rendered inoperative by reason of the Transactions and except as otherwise provided in Section 3.5(b) and this Section 3.5(e), subject to such adjustments as reasonably determined by the PubCo Board to be necessary or appropriate to give effect to the conversion or the Transactions in accordance with the Acquiror Omnibus Incentive Plan and applicable Law.

3.6 Earnout.

(a) Delivery of the Earnout Shares. At the Closing and (i) immediately prior to the Effective Time, the Sponsor shall, in accordance with the Sponsor Agreement, deliver electronically through The Depository Trust Company (“DTC”), using DTC’s Deposit/Withdrawal At Custodian System, to the Earnout Escrow Agent (as defined below), 1,713,000 shares of Acquiror Class B Common Stock, as may be adjusted for any stock split, reverse stock split, recapitalization, reclassification, reorganization, exchange, subdivision or combination (including the Sponsor Stock Conversion), which shares shall be allocated to the Sponsor (the “Sponsor Earnout Shares”), and (ii) immediately following the Effective Time, PubCo shall deliver electronically through DTC, using DTC’s Deposit/Withdrawal At Custodian System, to the Earnout Escrow Agent (as defined below), an amount of shares of PubCo Common Stock, as such shares may be adjusted for any stock split, reverse stock split, recapitalization, reclassification, reorganization, exchange, subdivision or combination (including the Sponsor Stock Conversion) equal to (A) the total number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (including shares of Company Common Stock issued upon the conversion of Company Preferred Stock described in Section 3.1(a)) multiplied by (B) the Earnout Ratio, which shares shall be allocated on a Pro Rata Basis among the Company Stockholders who have received shares of PubCo Common Stock pursuant to Section 3.1(c) and the Specified Warrantholders that have received shares of PubCo Common Stock pursuant to Section 3.5(d) (the “Stockholder Earnout Group” and, such shares, the “Stockholder Earnout Shares” and, the Stockholder Earnout Shares together with the Sponsor Earnout Shares, the “Earnout Shares”), in each case of clauses (i) and (ii) in accordance with this Section 3.6.

(b) Procedures Applicable to the Earnout of the Earnout Shares.

(i) Upon receipt of the Earnout Shares, an escrow agent (the “Earnout Escrow Agent”) will place such Earnout Shares in an escrow account (the “Earnout Escrow Account”) established pursuant to an escrow agreement in the form attached hereto as Exhibit H, to be entered into at the Closing by PubCo, the Sponsor, the Stockholder Representative and the Earnout Escrow Agent (the “Earnout Escrow Agreement”).

(ii) Promptly upon the occurrence of any triggering event described in Section 3.6(c) below, or as soon as practicable after PubCo becomes aware of the occurrence of such triggering event or receives written notice of such triggering event from the Sponsor or the Stockholder Representative, PubCo shall prepare and deliver, or cause to be prepared and delivered, in consultation with the Sponsor and the Stockholder Representative, a mutually agreeable written notice to the Earnout Escrow Agent (a “Release Notice”), which Release Notice shall set forth in reasonable detail the triggering event giving rise to the requested release and the specific release instructions with respect thereto (including the number of Earnout Shares to be released and the identity of the Person to whom they should be released).

(iii) The Sponsor Earnout Shares that are to be released from the Earnout Escrow Account and distributed to the Sponsor shall be distributed to the Sponsor. The Stockholder Earnout Shares that are to be released from the Earnout Escrow Account and distributed to each member of the Stockholder Earnout Group shall be distributed to each member of the Stockholder Earnout Group on a Pro Rata Basis.

(iv) For the avoidance of doubt, any Earnout Shares to be released and distributed pursuant to this Section 3.6 shall be distributed and released as PubCo Common Stock.

(c) Release of Earnout Shares. The Earnout Shares shall be released and delivered as follows:

(i) (A) one-half of the Stockholder Earnout Shares will be released from the Earnout Escrow Account, and distributed to each member of the Stockholder Earnout Group on a Pro Rata Basis and (B) one-half of the Sponsor Earnout Shares will be released from the Earnout Escrow Account and distributed to the Sponsor, in each case in accordance with Section 3.6(b)(ii) upon receipt of the applicable Release Notice by the Earnout Escrow Agent, if, on or prior to the fifth anniversary of the Closing Date: (x) the VWAP of shares of PubCo Common Stock equals or exceeds $12.50 per share for 20 of any 30 consecutive trading days commencing after the Closing on Nasdaq or any other national securities exchange, as applicable, or (y) if PubCo consummates a transaction which results in the stockholders of PubCo having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $12.50 per share (for any non-cash proceeds, as determined based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, as determined in good faith by the PubCo Board);

(ii) (A) one-half of the Stockholder Earnout Shares will be released from the Earnout Escrow Account, and distributed to each member of the Stockholder Earnout Group on a Pro Rata Basis and (B) one-half of the Sponsor Earnout Shares will be released from the Earnout Escrow Account and distributed to the Sponsor, in each case, in accordance with Section 3.6(b)(ii) upon receipt of the applicable Release Notice by the Earnout Escrow Agent, if, on or prior to the fifth anniversary of the Closing Date: (x) the VWAP of shares of PubCo Common Stock equals or exceeds $15.00 per share for 20 of any 30 consecutive trading days commencing after the Closing on Nasdaq or any other national securities exchange, as applicable, or (y) if PubCo consummates a transaction which results in the stockholders of PubCo having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $15.00 per share (for any non-cash proceeds, as determined based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, as determined in good faith by PubCo Board); and

(iii) if the conditions set forth in either Section 3.6(c)(i) or Section 3.6(c)(ii) have not been satisfied following the fifth anniversary of the Closing Date, any Earnout Shares remaining in the Earnout Escrow Account shall be automatically released to PubCo for cancellation and neither the members of the Stockholder Earnout Group nor the Sponsor shall have any right to receive such Earnout Shares or any benefit therefrom.

(d) For the avoidance of doubt, (i) if the condition for more than one triggering event is met pursuant to Section 3.6(c), then all of the Earnout Shares to be released and distributed in connection with each such triggering event shall be released and delivered to the Sponsor and the members of the Stockholder Earnout Group in accordance with this Section 3.6 and (ii) if the condition for the triggering event described in Section 3.6(c)(i)(x) and/or Section 3.6(c)(ii)(x) with respect to the achievement of the applicable VWAP of shares of PubCo Common Stock for any 20 trading days is met prior to the date that is the 30th consecutive trading day following the Closing, a Release Notice shall be submitted at such time without any requirement to wait until the 30th consecutive trading day following the Closing has passed.

(e) The PubCo Common Stock price targets set forth in Section 3.6(a) and Section 3.6(b) and the number of shares of PubCo Common Stock to be issued and released pursuant to Section 3.6(a) and (b) shall be equitably adjusted for any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event affecting the Acquiror Class A Common Stock after the date of this Agreement.

(f) As used in this Section 3.6, the term “Pro Rata Basis” shall mean, with respect to any member of the Stockholder Earnout Group, in accordance with the ratio calculated by dividing (x) the sum of the number of shares of PubCo Common Stock held by such Person by (y) the sum of the aggregate number of shares of PubCo Common Stock held by the Stockholder Earnout Group, in each case, as of immediately following the Closing.

(g) Any issuance of the Stockholder Earnout Shares (i) is intended to comply with, and shall be effected in accordance with, Rev. Proc. 84-42, 1984-1 C.B. 521; and (ii) shall be treated for Tax purposes as an adjustment to the merger consideration, as applicable, unless otherwise required by applicable Tax Law or pursuant to a “determination” (as defined in Section 1313(a) of the Code or any similar provision of U.S. state, local or non-U.S. Law), or with respect to any amounts treated as imputed interest under Section 483 of the Code.

3.7 Withholding. Each of Acquiror, Merger Sub, the Stockholder Representative, the Company, the Surviving Company and their respective Affiliates and Representatives shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law; provided that before making any deduction or withholding pursuant to this Section 3.7 other than with respect to compensatory payments made pursuant to this Agreement, the applicable payor shall use commercially reasonably efforts to give the applicable payee at least three (3) days prior written notice of any anticipated deduction or withholding (together with any legal basis therefor) to provide such payee with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid such deduction or withholding and shall reasonably consult and cooperate with the payee in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted or withheld pursuant to this Section 3.7. To the extent that Acquiror, Merger Sub, the Stockholder Representative, the Company, the Surviving Company or any of their respective Affiliates or Representatives withholds such amounts with respect to any Person and properly remits such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Merger treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or the applicable Affiliate’s payroll to facilitate applicable withholding.

3.8 Cash in Lieu of Fractional Shares. Notwithstanding anything to the contrary contained herein, no fractional shares of PubCo Common Stock or certificates or scripts representing such fractional shares shall be issued upon the conversion of Company Common Stock pursuant to Section 3.1(c), and any such fractional shares or interests therein shall not entitle the owner thereof to vote or to any other rights of a holder of PubCo Common Stock. In lieu of the issuance of any such fractional share, PubCo shall pay to each former holder of Company Common Stock who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the fraction equal to the amount of the fractional share of PubCo Common Stock to which such holder otherwise would have been entitled but for this Section 3.8 multiplied by (b) the Closing Share Price.

3.9 Payment of Expenses.

(a) No sooner than five or later than two Business Days prior to the Closing Date, the Company shall provide to Acquiror a written report setting forth a list of the following fees and expenses incurred by or on behalf of the Company or the Company Stockholders in connection with the conduct of the Company’s sale process (including the evaluation and negotiation of business combinations with other third parties) and preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company or the Company Stockholders incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by the Company in connection with the Transactions (collectively, the “Outstanding Company Expenses”). On the Closing Date following the Closing, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Expenses.

(b) No sooner than five or later than two Business Days prior to the Closing Date, Acquiror shall provide to the Company a written report setting forth a list of all unpaid fees and disbursements of Acquiror, Merger Sub or the Sponsor for outside counsel and fees and expenses of Acquiror, Merger Sub or the Sponsor or for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of Acquiror, Merger Sub or the Sponsor in connection with Acquiror’s initial public offering (including any deferred underwriter fees) or the Transactions (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Acquiror Expenses”); provided, that the “Outstanding Acquiror Expenses” shall not include the Transaction Bonuses. On the Closing Date, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Acquiror Expenses.

3.10 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and owned by a holder who is entitled to demand and has properly demanded appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into the right to receive the Per Share Merger Consideration (as if such share was subject to a Stock Election) upon the terms and conditions set forth in this Agreement. The Company shall give Acquiror prompt written notice (and in any event within two Business Days) of any demands received by the Company for appraisal of shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Acquiror shall have the right to participate in and, following the Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Acquiror, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Schedules (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant, and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company represents and warrants to Acquiror and Merger Sub as of the date of this Agreement and as of the Closing Date as follows:

4.1 Corporate Organization of the Company.

(a) The Company has been duly incorporated, is validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate entity power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The Company Certificate of Incorporation and bylaws of the Company previously made available by the Company to Acquiror are true, correct and complete and are in effect as of the date of this Agreement. The Company is in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its organizational documents.

(b) The Company is duly licensed or qualified and in good standing as a foreign company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.2 Subsidiaries. A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Schedules. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation, formation or organization, as applicable, and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the certificate of formation, operating agreement, certificate of incorporation and bylaws (or other comparable governing documents) of the Company’s Subsidiaries, in each case, as in effect on the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.3 Due Authorization.

(a) The Company has all requisite company power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and (subject to the approvals described in Section 4.5 and the Company Requisite Approval) to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board and upon receipt of the Company Requisite Approval, no other company proceeding on the part of the Company is necessary to authorize this Agreement or such Ancillary Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each such Ancillary Agreement will be, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) By resolutions duly adopted (and not thereafter modified or rescinded) by the requisite vote of the Company Board, the Company Board has (i) approved this Agreement, the Ancillary Agreements to which the Company is party and the transactions contemplated hereby and thereby; (ii) determined that this Agreement, the Ancillary Agreements to which the Company is party and the transactions contemplated hereby and thereby are advisable and fair to and in the best interests of the Company and the Company Stockholders; (iii) directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommended that the Company Stockholders adopt this Agreement. The affirmative votes or written consents of (A) Persons holding more than 50% (on an as-converted basis) of the voting power of the Company Stockholders, (B) Persons holding more than 50% of outstanding shares of Series A Preferred voting as a separate class, (C) Persons holding more than 50% of outstanding shares of Series B Preferred voting as a separate class (which majority shall include the holders specified in Section 4.4(b) of the Company Schedules under the circumstances specified therein), (D) Persons holding more than 50% of outstanding shares of Series B-1 Preferred voting as a separate class, (E) Persons holding more than 50% of outstanding shares of Series B-2 Preferred voting as a separate class, (F) Persons holding more than 50% of outstanding shares of Series B-3 Preferred voting as a separate class (which majority shall include CareFirst Holdings, LLC and Wells Fargo Central Pacific Holdings, Inc.), (G) Persons holding more than 50% of outstanding shares of Series B-4 Preferred voting as a separate class, (H) Persons holding more than 50% of outstanding shares of Series C Preferred voting as a separate class, and (I) Persons holding more than 50% of outstanding shares of Company Preferred Stock, in each case, who deliver written consents or are present in person or by proxy at such meeting(s) and voting thereon are required to, and shall be sufficient to, approve this Agreement and the transactions contemplated hereby (including the Company Preferred Stock Conversion) (the “Company Requisite Approval”). The Company Requisite Approval is the only vote or consent of any of the holders of any of the Company Capital Stock necessary to adopt this Agreement and approve the Merger and the consummation of the other transactions contemplated hereby (including the Company Preferred Stock Conversion). The Company Requisite Approval is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement and approve the transactions contemplated hereby.

4.4 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 or on Section 4.5 of the Company Schedules, the execution, delivery and performance of this Agreement and each Ancillary Agreement to this Agreement to which it is a party by the Company and the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the certificate of formation, bylaws or other organizational documents of the Company or any of its Subsidiaries, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Material Contract to which the Company or one of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company or any of its Subsidiaries, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.5 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Acquiror contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law, (b) the filing of the Certificate of Merger in accordance with the DGCL, (c) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions, and (d) as otherwise disclosed on Section 4.5 of the Company Schedules.

4.6 Capitalization.

(a) The authorized capital stock of the Company is 7,718,656 shares of capital stock consisting of: (i) 5,955,000 shares of common stock, par value $0.001 per share (the “Company Common Stock”); and (ii) 1,763,656 shares of preferred stock, $0.001 per share (together with the Series D Preferred, the “Company Preferred Stock”), of which (A) 67,659 shares are designated as Series A Preferred Stock (the “Series A Preferred”); (B) 326,582 shares are designated as Series B Preferred Stock (the “Series B Preferred”); (C) 350,000 shares are designated as Series B-1 Preferred Stock (the “Series B-1 Preferred”); (D) 152,551 shares are designated as Series B-2 Preferred Stock (the “Series B-2 Preferred”); (E) 450,197 shares are designated as Series B-3 Preferred Stock (the “Series B-3 Preferred”); (F) 166,667 shares are designated Series B-4 Preferred Stock (the “Series B-4 Preferred”); and (G) 250,000 shares are designated Series C Preferred Stock (the “Series C Preferred”). As of February 1, 2021, there were: (1) 2,205,606 shares of Company Common Stock issued and outstanding; (2) 67,659 shares of Series A Preferred issued and outstanding; (3) 280,670 shares of Series B Preferred issued and outstanding; (4) 292,805 shares of Series B-1 Preferred issued and outstanding; (5) 152,551 shares of Series B-2 Preferred issued and outstanding; (6) no shares of Series B-3 Preferred issued and outstanding; (7) 16,667 shares of Series B-4 Preferred issued and outstanding; and (8) 86,179 shares of Series C Preferred issued and outstanding. There are (w) 1,512,960 shares of Company Common Stock reserved for issuance pursuant to outstanding unexercised Company Options; (x) 2,062 shares of Company Common Stock reserved for issuance under the Company Group Stock Plans; (y) 206,656 shares of Company Common Stock subject to issuance under the Company Warrants; and (z) 529,002 shares of Company Preferred Stock subject to issuance under the Convertible Notes. The Company is not, and will not at any future date be, obligated to issue to former stockholders of doc.ai, in connection with the transactions contemplated by the doc.ai Acquisition Agreement, more shares of Company Common Stock than as expressly set forth in the doc.ai Acquisition Agreement. Since February 1, 2020, the Company has not issued any shares of Company Capital Stock, Company Options, Company Warrants, Convertible Notes or other equity interests, other than shares of Company Capital Stock issued upon the exercise of Company Options, Company Warrants or Convertible Notes.

(b) Except as set forth in Section 4.6(a), there are no other shares of Company Common Stock, Company Preferred Stock or other equity interests of the Company authorized, reserved, issued or outstanding. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law, (iii) were not issued in breach or violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right (including under any provision of the DGCL, the Company Certificate of Incorporation or any Contract to which the Company is a party or by which the Company is bound), and (iv) are fully vested.

(c) Set forth on Section 4.6(c) of the Company Schedules is a true, correct and complete list of each holder of shares of Company Common Stock, shares of Company Preferred Stock or other equity interests of the Company (other than Company Options) and the number of shares of Company Common Stock, shares of Company Preferred Stock or other equity interests held by each such holder as of February 1, 2021.

(d) With respect to each Company Option and Company Warrant, Section 4.6(d) of the Company Schedules sets forth, as of February 1, 2021, the name of the holder of such Company Option or Company Warrant, the number of vested and unvested shares covered by such Company Option or Company Warrant, the date of grant and the cash exercise price, strike price or offset amount per share/unit of such Company Option or Company Warrant, as applicable.

(e) The Company has made available to Acquiror a true and complete copy of the form of agreement evidencing each Company Warrant and Convertible Note, and has also made available any other agreements to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply. The Company has made available to Acquiror true and complete copy of the Company Group Stock Plans and form of agreement evidencing each Company Option, and has also made available any other option agreements to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply. Each Company Option (i) was granted, in all material respects, in compliance with all applicable Laws and all of the terms and conditions of the Company Group Stock Plan pursuant to which it was issued, (ii) has an exercise price per share equal to or greater than the fair market value of a share on the grant date, as determined in accordance with Section 409A of the Code or Section 422 of the Code, if applicable, (iii) has a grant date that has not been “back dated,” and (iv) to the knowledge of the Company, qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company’s financial statements, respectively. Each Company Option is intended to either qualify as an “incentive stock option” under Section 422 of the Code or be exempt under Section 409A of the Code. Except for the Company Options, the Company Warrant and the Convertible Notes, there are no (A) subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or the equity interests of the Company or any of its Subsidiaries, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (B) equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Stockholders may vote. The Company is not party to any shareholders’ agreement, voting agreement or registration rights agreement relating to its equity interests.

(f) Section 4.6(f) of the Company Schedules sets forth a true, correct and complete list of the authorized and outstanding capital stock of, or other equity or voting interests in, each Subsidiary of the Company. All issued and outstanding capital stock of, or other equity or voting interests in, each such Subsidiary has been duly authorized, validly issued and fully paid and is nonassessable, has been issued in compliance with applicable Law and is not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. All such capital stock, equity or voting interests are owned by the Company or another Subsidiary of the Company free and clear of all Liens other than restrictions on the transfer of securities under applicable Securities Laws. There are no issued, reserved for issuance or outstanding (i) shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company; (ii) securities of any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company or containing any profit participation features; or (iii) options, warrants, stock appreciation rights, restricted shares, stock units, phantom stock, calls, subscriptions or other rights to acquire from any Subsidiary of the Company or other obligations of any Subsidiary of the Company to issue or allot, any capital stock of, or other voting or equity securities in, any Subsidiary of the Company or securities convertible into, or exchangeable or exercisable for, or evidencing the right to subscribe for, capital stock of, or other equity or voting interests in, any Subsidiary of the Company or any equity appreciation rights or phantom equity plans.

(g) Neither the Company nor any of its Subsidiaries owns, of record or beneficially, or controls, directly or indirectly, any equity or other ownership, capital, voting or participation interest, or any right (contingent or otherwise) to acquire the same, in any Person, other than another Subsidiary of the Company. Neither the Company nor any of its Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person.

4.7 Financial Statements. Attached as Section 4.7 of the Company Schedules are (a) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2018 and 2019, and the audited consolidated statements of operations, statements of comprehensive loss, statements of stockholders’ equity and statements of cash flows of the Company and its Subsidiaries for the two years ended December 31, 2019, together with the notes thereto (the “Audited Financial Statements”), and (b) the unaudited balance sheet of the Company as of September 30, 2020 (the “Balance Sheet Date”) and the unaudited statements of operations, statements of redeemable convertible preferred stock and stockholders’ deficit and statements of cash flows of the Company for the nine months ended September 30, 2020 (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except, in the case of the Unaudited Financial Statements, for the absence of footnotes and normal year-end adjustments) and were derived from the books and records of the Company.

4.8 Undisclosed Liabilities. There is no liability, debt or obligation against the Company or any of its Subsidiaries, except for liabilities, debts or obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the Balance Sheet Date in the ordinary course of business, (c) arising under or related to this Agreement and/or the performance by the Company of its obligations hereunder (including, for the avoidance of doubt, any Outstanding Company Expenses), (d) disclosed in the Company Schedules or (e) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.9 Litigation and Proceedings. There are no pending or, to the knowledge of the Company, threatened, Actions and, to the knowledge of the Company, there are no pending or threatened investigations against the Company or any of its Subsidiaries, or otherwise affecting the Company, its Subsidiaries or their respective assets, including any condemnation or similar proceedings, that would individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole. Neither the Company, any of its Subsidiaries nor any property, asset or business of the Company or any of its Subsidiaries is subject to any Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, that would, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole. There is no unsatisfied judgment or any open injunction binding upon the Company which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions.

4.10 Compliance with Laws.

(a) Except (i) with respect to compliance with Tax Laws (as to which certain representations and warranties are made pursuant to Section 4.16), and compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.20), and (ii) where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries is, and since December 31, 2017 has been, in compliance in all material respects with all applicable Laws. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law by the Company at any time since December 31, 2017, which violation would, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

(b) Without limiting the generality of Section 4.10(a), the Company, its Subsidiaries and, to the Company’s knowledge, any Person acting on its behalf, is and has been in compliance with all Health Care Laws applicable to it, its products and its properties or other assets or its business or operation, except to the extent a failure to comply with such Health Care Laws would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

(c) Neither the Company, its Subsidiaries nor, to the Company’s knowledge, any Person acting on its behalf, has (i) made or caused to be made an untrue statement of a material fact or fraudulent statement to any Governmental Authority, (ii) failed to disclose a material fact required to any Governmental Authority, or (iii) committed an act, made a statement, or failed to make a statement that, at the time such statement, disclosure, commission was made or failed to be made, in each case, would constitute a material violation of any Health Care Law.

(d) Neither the Company, its Subsidiaries nor, to the knowledge of the Company, any of their respective officers, directors, managers, Affiliates, employees or agents, is a party to any Contract with any physician, health care facility, hospital, nursing facility, home health agency or other person, other than Contracts which are in material compliance with all applicable Health Care Laws.

(e) To the Company’s knowledge, no officer, employee or agent of the Company or any of its Subsidiaries has (i) made an untrue statement of a material fact or fraudulent statement to any Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to any Governmental Authority, or (iii) committed an act, made a statement, or failed to make a statement that, at the time such statement, disclosure, commission was made or failed to be made, in each case, would reasonably be expected to provide a basis for any Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. The Company and its Subsidiaries have never employed or used in any capacity the services of any individual or any entity debarred under 21 U.S.C. § 335a(a) or any similar Laws, and neither the Company, its Subsidiaries nor, to the Company’s knowledge, any of their respective directors, officers, agents or employees, has engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under 21 U.S.C. § 335a(a) or any similar Laws.

(f) Neither Company, its Subsidiaries nor, to the Company’s knowledge, their respective managers, officers, employees, agents or contractors, are currently debarred, suspended, or excluded from participation in any governmental health care program or any such action is pending or threatened.

(g) Neither the Company, its Subsidiaries nor, to the Company’s knowledge, any of their respective directors, officers, members, managers, agents, employees or any other Person acting for or on behalf of the Company, has directly or indirectly: (i) offered, solicited, made or received any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or payment of any other consideration to any Person, private or public, regardless of form, whether in money, property or services: (A) to obtain favorable treatment in securing business; (B) to pay for favorable treatment for business secured; (C) to obtain special concessions or for special concessions already obtained, for or in respect of the Company; (D) to obtain, or in return for obtaining, a referral of business; or (E) in violation of any Law; or (ii) established or maintained any fund or asset that has not been recorded in the books and records.

(h) None of the Company nor any of its Subsidiaries: (i) is a party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, consent decrees, settlement orders, or any other similar agreements imposed by any Governmental Authority, including, but not limited to, the Office of Inspector General of the Department of Health and Human Services and the United States Department of Justice, (ii) has a reporting obligation pursuant to any settlement agreement entered into with any Governmental Authority, (iii) to the Company’s knowledge, has been a defendant in any qui tam/False Claims Act (31 U.S.C. §3729 et seq.) litigation, (iv) has been served with or received any search warrant, subpoena, civil investigative demand or investigative contact letter by or from any Governmental Authority, or (v) to the Company’s knowledge, has committed any offense, taken any action, or omitted to take any action, which would reasonably be expected to be the basis for any of (i) through (iv) above.

(i) In the past five years, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there has been no action taken by the Company, any of its Subsidiaries, any officer, director, or to the knowledge of the Company, any manager, employee, agent or representative of Company, in each case, acting on behalf of the Company, in violation of any applicable Anti-Corruption Law, (ii) neither the Company nor any of its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither the Company nor any of its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

(j) In the past five years, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) none of the Company, any of its Subsidiaries, any of their respective directors or officers, or to the knowledge of the Company, any of their respective employees or agents is a Person that is, or is owned or controlled by Persons that are, the subject of any sanctions laws and regulations as administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (31 C.F.R. Part 500 et seq.) or the U.S. Department of State, (ii) there has been no action taken by the Company, any of its Subsidiaries, any of their respective directors or officers, or to the knowledge of the Company, any of their respective employees or agents in violation of any applicable International Trade Laws, (iii) none of the Company, its Subsidiaries, any of their respective directors or officers, or to the knowledge of the Company, any of their respective employees or agents has been convicted of violating any International Trade Laws or been the subject of any investigation by a Governmental Authority related to violation of any applicable International Trade Laws, (iv) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any International Trade Laws and (v) neither the Company nor any of its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable International Trade Law.

4.11 Intellectual Property.

(a) Section 4.11(a) of the Company Schedules sets forth, as of the date hereof, a true, complete and accurate list of all Patents, all registered copyrights, all registered trademarks, all domain name registrations and all pending registration applications for any of the foregoing, in each case, that are included in the Owned Intellectual Property, including owner, jurisdiction, serial and application numbers and application or registration date (the “Registered Intellectual Property”), all of which are subsisting and, to the Company’s knowledge, other than Registered Intellectual Property that is the subject of an application for registration, valid and enforceable. All material Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. No loss or expiration of any material Registered Intellectual Property is pending or, to the Company’s knowledge, threatened or reasonably foreseeable, except for Registered Intellectual Property at the end of its maximum statutory term.

(b) The Company and its Subsidiaries are the sole and exclusive owners of all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens, other than Permitted Liens, and have a valid and enforceable license to use and practice all other Company Intellectual Property, Company Software and IT Systems, except for such Owned Intellectual Property and other Company Intellectual Property, Company Software and IT Systems with respect to which the lack of such exclusive ownership or such license to use and practice would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the foregoing will be materially adversely impacted by (nor will require the payment or grant of additional material amounts or material consideration as a result of) the execution, delivery, or performance of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby. The Owned Intellectual Property and Owned Company Software are not subject to any outstanding Governmental Order or arbitral institutional award or order restricting the use or licensing thereof by the Company or any of its Subsidiaries or the business of the Company or any of its Subsidiaries, except for any Governmental Order or arbitral institutional award or order that would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, as of the date hereof, there is not, and within the three years preceding the date of this Agreement there has not been, any Actions pending or, to the Company’s knowledge, threatened in writing (including any demand letters or unsolicited offers to license) against the Company or any of its Subsidiaries by any third party (i) claiming infringement, misappropriation or other violation of Intellectual Property owned by such third party by the Company or any of its Subsidiaries or the conduct of the Company’s or its Subsidiaries’ business or (ii) challenging the ownership, use, registration, validity or enforcement of any Owned Intellectual Property. The Company is not a party to any pending Actions, as of the date of this Agreement, (A) claiming infringement, misappropriation or other violation by any third party of any Owned Intellectual Property, or (B) challenging the ownership, registration, validity or enforcement of any Intellectual Property of any third Person, except for any Action that would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries, the conduct and operation of the Company’s and its Subsidiaries’ business including the use, provisions, support, reproduction, making, distribution, sale, license and display of its or any of their products and services and the Owned Intellectual Property have not in the six years preceding the date of this Agreement infringed, misappropriated or otherwise violated, and does not currently infringe, misappropriate or otherwise violate, Intellectual Property of any third party, except for any infringement, misappropriation or other violation that would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Owned Intellectual Property.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have undertaken commercially reasonable efforts consistent with best practices in the industry in which they operate to protect and maintain the secrecy and confidentiality of all Trade Secrets and material confidential information included in the Owned Intellectual Property. Without limiting the foregoing, to the knowledge of the Company, there has been no unauthorized disclosure of any Trade Secrets or material confidential information of the Company or any of its Subsidiaries.

(e) No past and present director, officer or employee of the Company or any of its Subsidiaries has any ownership interest in any of the Owned Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has implemented policies whereby all past and present employees and contractors of the Company or any of its Subsidiaries who create or develop any Intellectual Property during the course of their employment or provision of services for the Company (or its applicable Subsidiaries) are required to assign to the Company (or its applicable Subsidiaries) all of such employee’s or contractor’s right, title and interest therein, and all such employees and contractors have executed valid written agreements pursuant to which such Persons have (i) presently and irrevocably assigned to the Company (or its applicable Subsidiaries) all of such employee’s or contractor’s right, title and interest in and to such Intellectual Property that did not vest automatically in the Company (or one of its Subsidiaries) by operation of law (and, in the case of contractors, to the extent such Intellectual Property was intended to be proprietary to the Company), and (ii) waived any and all rights to royalties or other consideration or non-assignable rights with respect to all such material Owned Intellectual Property including moral rights; except in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no government funding and no facilities, material, information, Intellectual Property, personnel or other resources of any university, college, other educational institution or research center (each a “Designated Entity”) were used in the development, testing or commercialization of any Owned Intellectual Property and no Designated Entity has any right, title or interest (including any use, license, “march in,” ownership, co-ownership or other rights) in or to any Owned Intellectual Property.

(g) To the knowledge of the Company, the Company and its Subsidiaries are in material compliance with the terms and conditions of all material licenses for “free software,” “open source software” or under a similar licensing or distribution term (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Affero General Public License (AGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) and the Apache License) (“Open Source Materials”) used by the Company in any way.

(h) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Owned Intellectual Property (including any Owned Company Software), (ii) distributed Open Source Materials in conjunction with any Owned Intellectual Property (including any Owned Company Software) or (iii) used Open Source Materials in or with any Owned Intellectual Property (including any Owned Company Software) or derived any Owned Intellectual Property (including any Owned Company Software from) any Open Source Materials, in each case, including any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works or (C) redistributable at no charge, in each case of the foregoing clauses (i), (ii) and (iii), in such a way that grants or otherwise requires the Company or any of its Subsidiaries to (x) disclose, distribute, license, grant rights or otherwise provide to any third party any material Owned Intellectual Property, including the source code for any Owned Company Software, or (y) otherwise imposes any limitation, restriction or condition on the right or ability of the Company to use, distribute, license or enforce any Owned Intellectual Property or Owned Company Software including any restriction on the consideration to be charged therefor (collectively, “Copyleft Terms”).

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) with respect to all material Owned Company Software, the Company or its Subsidiaries is in actual possession or control of the applicable material source code, object code, documentation, and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of such Owned Company Software; (ii) neither the Company nor any of its Subsidiaries has disclosed source code for Owned Company Software to a third party other than to employees or contractors pursuant to a written agreement that protects the Company’s rights in such source code and obligates the employee or contractor to maintain the confidentiality of the source code; and (iii) to the knowledge of the Company, no Person other than the Company and its Subsidiaries is in possession of, or has rights to possess, any source code for Owned Company Software (other than contractors engaged to develop or maintain Owned Company Software).

4.12 Privacy, Security, and HIPAA Compliance; IT Systems

(a) In connection with its Processing of any Protected Data in the custody, possession, or control of the Company, the Company is and has been, in compliance in all material respects with all Privacy and Security Requirements. The Company has implemented commercially reasonable physical, technical, organizational and administrative security regarding the confidentiality, integrity and availability of IT Systems and the Protected Data Processed by it or on its behalf.

(b) Since December 31, 2017, (i) to the Company’s knowledge, the Company has not experienced a security incident that has compromised the confidentiality, integrity, or availability of the IT Systems or Protected Data, and (ii) the Company has not received any notice of any claims, actions, investigations, inquiries or alleged violations of the Privacy and Security Requirements, security incidents, or any unauthorized intrusions or breaches of the IT Systems and the Protected Data thereon, nor has the Company notified, nor been required by any Privacy and Security Requirements to notify, any person or entity of any violations of Privacy and Security Requirements, security incidents, or any unauthorized intrusions or breaches of the IT Systems and the Protected Data thereon.

(c) The Company has established and implemented programs, procedures, policies, practices, training programs, and systems required to comply with HIPAA, relating to patient privacy or the security, use or disclosure of individually identifiable health information and PHI. Since December 31, 2017, the Company has not received any written notice from any Governmental Authority, regarding its or any of its agents’, employees’ or contractors’ uses or disclosures of, or security practices regarding, individually identifiable health-related information and PHI in violation of HIPAA or any other applicable Laws relating to the privacy, security and transmission of health information. To the Company’s knowledge, there has been no (i) Breach (as defined in 45 C.F.R. § 164.402), or (ii) successful security incident (each as determined by reference to the Standards for Privacy of Individually Identifiable Health Information (45 C.F.R. part 160 and Part 164, Subparts A and E), the Security Standards for the Protection of Electronic Protected Health Information (45 C.F.R. Part 164, Subparts A and C) and state Laws, as applicable), involving individually identifiable health-related information, or in the case of “Security Incidents” (as defined at 45 C.F.R. § 164.304) involving electronic PHI, held by or on behalf of the Company. To the extent required by HIPAA, the Company has entered into HIPAA compliant business associate agreements with all covered entities, business associates, and subcontractors (as such terms are defined under HIPAA), and the Company is and has been in compliance with all such business associate agreements, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the IT Systems are adequate and sufficient for, and operate as required in connection with, the operation of the business, including for the current and reasonably anticipated future needs of the business of the Company and its Subsidiaries; (ii) to the Company’s knowledge, there have been no unauthorized intrusions or breaches of the IT Systems (including the security thereof), or material failures of the IT Systems; (iii) the Company and its Subsidiaries have in place adequate and commercially reasonable security controls and backup and disaster recovery plans and procedures in place; and (iv) to the Company’s knowledge, there have been no unauthorized intrusions or breaches of the IT Systems that, pursuant to any legal requirement, would require the Company or any of its Subsidiaries to notify customers or employees of such breach or intrusion.

(e) To the Company’s knowledge, none of the Company Software or IT Systems constitutes or contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” or “trackware” (as such terms are commonly understood in the software industry) or any other code designed, intended to, or that does have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any Software, computer, tablet computer, handheld device or other device; or (ii) modifying, damaging or destroying any Software, data or file without a user’s consent.

4.13 Contracts; No Defaults.

(a) Section 4.13(a) of the Company Schedules contains a listing of all Contracts (other than purchase orders) described in clauses (i) through (xv) below to which, as of the date of this Agreement, the Company or any of its Subsidiaries (other than Contracts between the Company or any of its Subsidiaries, on the one hand, and any other Subsidiary of the Company, on the other hand) is a party or by which their respective assets are bound (together with all material amendments, waivers or other changes thereto) (all contracts required to be listed on Section 4.13 of the Company Schedules, the “Material Contracts”). True, correct and complete copies of the Material Contracts have been made available to Acquiror.

(i) each employee collective bargaining Contract;

(ii) each employment Contract and consultant and sales representatives Contract with any current officer, director, employee or natural-person consultant of the Company or any of its Subsidiaries, under which the Company or any of its Subsidiaries (A) has continuing obligations for payment of annual compensation of at least $250,000, and which is not terminable for any reason or no reason upon reasonable notice without payment of any penalty, severance or other obligation; (B) has severance or post-termination obligations to such Person (other than COBRA obligations); or (C) has an obligation to make a payment upon consummation of the transactions contemplated hereby or as a result of a change of control of the Company;

(iii) any Contract pursuant to which the Company or any of its Subsidiaries (A) licenses, sublicenses or is granted rights from a third party under Intellectual Property including any covenants not to assert, waivers, releases, permissions, settlement or coexistence agreements but excluding click-wrap, shrink-wrap, off-the-shelf software licenses and any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $1,500,000 per year, or (B) licenses, sublicenses or grants to a third party to any rights in or to the Owned Intellectual Property (including any covenants not to assert, waivers, releases, permissions, settlement or coexistence agreements but excluding non-exclusive licenses granted to customers, contractors, suppliers or service providers in the ordinary course of business);

(iv) any Contract which restricts in any material respect or contains any material limitations on the ability of the Company or any of its Subsidiaries to compete in any line of business, with any Person or in any geographic territory, or providing any exclusive rights to any party thereto or include rights of first refusal, negotiation or similar rights in any of its property, or requires the Company or any of its Subsidiaries to purchase minimum quantities (or pay any amount for failure to purchase any specific quantities) of goods or services, or any person an exclusive right or “most favored nations” or similar pricing arrangement, in each case excluding customary confidentiality agreements (or clauses) and employee non-solicitation agreements (or clauses);

(v) any Contract under which the Company or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed Indebtedness, has the right to draw upon credit that has been extended for Indebtedness, or (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness, in each case, in an amount in excess of $1,000,000;

(vi) any Contract that is a definitive purchase and sale or similar agreement entered into in connection with an acquisition or disposition by the Company or any of its Subsidiaries since December 31, 2015 of any Person or of any business entity or division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner), but excluding any Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(vii) Contracts that are for the settlement of any Action and (A) obligate the Company or any of its Subsidiaries to make payments (or a series of payments) of $500,000 or more in the aggregate which have not been made or involve any equitable relief; and (B) in connection therewith, the Company or any of its Subsidiaries has admitted fault or culpability; and (C) which have not been fully performed;

(viii) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $500,000 in any calendar year, in each case, other than transactions with customers and suppliers in the ordinary course of business or dispositions of obsolete equipment in the ordinary course of business;

(ix) any Contract the primary purpose of which is providing for guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company or any of its Subsidiaries;

(x) any Contract relating to property or assets (whether real or personal, tangible or intangible) in which the Company or any of its Subsidiaries holds a leasehold interest (including the Real Estate Lease Documents) and which involve payments to the lessor thereunder in excess of $500,000 per year;

(xi) any Contract relating to the voting or control of the equity interests of the Company or the election of directors of the Company (other than the organizational documents of the Company);

(xii) any Contract with any Governmental Authority;

(xiii) any Contract expected to result in revenue or require expenditures in excess of $2,000,000 in the calendar year ending December 31, 2020; and

(xiv) any joint venture Contract, partnership agreement, limited liability company agreement or similar Contract that is material to the business of the Company; and

(xv) any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 4.13.

(b) Except for any Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) such Material Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company or its applicable Subsidiary and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company or its applicable Subsidiary to the extent they are a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Company or its applicable Subsidiary or, to the knowledge of the Company, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any Material Contract, (iii) since the Balance Sheet Date, the Company or its applicable Subsidiary has not received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any Material Contract, (iv) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Material Contract by the Company or its applicable Subsidiary or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since the Balance Sheet Date through the date hereof, the Company or its applicable Subsidiary has not received written notice from any customer or supplier that is a party to any Material Contract that such party intends to terminate or not renew any Material Contract.

4.14 Company Benefit Plans.

(a) Section 4.14(a) of the Company Schedules sets forth an accurate and complete list of each material Company Benefit Plan and denotes with an asterisk each material Non-U.S. Plan. “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and each employment, consulting, equity-based, retirement, supplemental retirement, profit sharing, bonus, incentive, severance, termination, separation, change in control, retention, deferred compensation, vacation, paid time off, insurance, welfare, fringe, medical, dental, life or disability plan, program, policy, arrangement or Contract, and each other employee compensation, remuneration or benefit plan, program, policy, arrangement or Contract that is maintained, sponsored or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries or pursuant to which the Company or any of its Subsidiaries has or may have any liabilities. “Non-U.S. Plan” means any Company Benefit Plan maintained, sponsored or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries or pursuant to which the Company or any of its Subsidiaries has or may have any liabilities outside of the United States primarily for the benefit of employees, consultants or independent contractors working or engaged outside of the United States.

(b) With respect to each material Company Benefit Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (i) such Company Benefit Plan (or, if not written, a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (ii) the most recent summary plan description, including any summary of material modifications thereto, (iii) the two most recent annual reports (Form 5500 series) filed with the Department of Labor with respect to such Company Benefit Plan, (iv) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (v) the most recent determination, advisory or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, and (vi) all material correspondence to or from the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority received in the last three years with respect to any Company Benefit Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Company Benefit Plan and each Contract with any consultant and independent contractor has been administered in compliance with its terms and all applicable Laws, including ERISA and the Code and (ii) all contributions required to be made under the terms of any Company Benefit Plan and any Contract with any consultant and independent contractor as of the date this representation is made have been timely made or, if not yet due, have been properly reflected in the Company’s financial statements.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification or (ii) has been established under a preapproved plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. To the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such plans.

(e) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan, in each case, that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA. At any point during the six year period prior to the date hereof, neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under a Multiemployer Plan or Title IV of ERISA. At any point during the six year period prior to the date hereof, neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied. No Company Benefit Plan is (i) a “multiple employer plan” (within the meaning of the Code or ERISA), (ii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or a (iii) a “funded welfare plan” within the meaning of Section 419 of the Code. No Company Benefit Plan or Contract with any consultant or natural-person independent contractor provides post-employment health insurance benefits other than as required under Section 4980B of the Code. For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) that, together with the Company or any of its Subsidiaries, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all Non-U.S. Plans comply with applicable local Law, and all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(g) There are no pending, or to the knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any Company Benefit Plan or any trust related thereto, which could reasonably be expected to result in any material liability to the Company, and no audit or other proceeding by a Governmental Authority is pending, or to the knowledge of the Company, threatened, with respect to any Company Benefit Plan.

(h) Neither the Company, any Company Benefit Plan nor, to the knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility (as determined under ERISA) or any non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which will subject the Company or any Subsidiary to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code, which, assuming the taxable period of such transaction expired as of the date hereof, could reasonably be expected to have a Material Adverse Effect.

(i) Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any employee, director, officer, or natural-person consultant or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer, consultant or independent contractor, (iii) cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) limit or restrict the Company’s right to materially amend or terminate any Company Benefit Plan on or following the Effective Time without incurring any penalty or liability, (v) require a “gross-up,” make-whole, indemnification for, or payment to any individual for any taxes imposed under Section 409A or Section 4999 of the Code or any other tax, or (vi) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

4.15 Labor Matters.

(a) (i) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council, and no such agreements or arrangements are currently being negotiated by the Company or any of its Subsidiaries, (ii) no labor union or organization, works council or group of employees of the Company or any of its Subsidiaries has made a pending written demand for recognition or certification and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries (i) since December 31, 2017, have been in compliance with all applicable Laws regarding employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, child labor, civil rights, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance, (ii) have not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved and (iii) since December 31, 2017, have not experienced any actual or, to the knowledge of the Company, threatened, strikes, lockouts, slowdowns, work stoppages, material labor grievances or arbitrations, or other labor disputes (including unfair labor practice charges, grievances, or complaints).

(c) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries at the level of senior vice president or above is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.

(d) To the knowledge of the Company, all employees of the Company and its Subsidiaries are legally permitted to be employed by the Company and its Subsidiaries, as applicable, in the jurisdiction in which such employees are employed in their current job capacities.

(e) Since December 31, 2017, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act of 1988 or any similar state or local Law.

(f) Since December 31, 2017, and except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, no allegations of sexual harassment or sexual misconduct have been made, or, to the knowledge of the Company, threatened to be made, against or involving any current or former officer, director or other key employee by any current or former officer, employee or individual service provider of the Company or any of its Subsidiaries.

4.16 Taxes.

(a) With respect to the following representations and warranties set forth in this Section 4.16(a), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) All Taxes of the Company and its Subsidiaries that are due and payable on or prior to the Closing Date have been (or will be) timely paid in full to the appropriate Governmental Authority on or prior to the Closing Date. Any such Taxes that relate to a Pre-Closing Tax Period that are not yet due and payable (A) for periods covered by the Financial Statements have been properly accrued and adequately disclosed on the Financial Statements in accordance with GAAP, and (B) for periods not covered by the Financial Statements have been properly accrued on the books and records of the Company and its Subsidiaries in accordance with GAAP.

(ii) The Company and its Subsidiaries have timely (A) withheld and collected all Taxes required to have been withheld or collected by them in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (B) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(iii) Neither the Company nor any of its Subsidiaries is currently or has been within the past five years engaged in any audit, examination, or other administrative or judicial proceeding with a Governmental Authority with respect to Taxes (and no such proceeding is pending or, to the knowledge of the Company, threatened). Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Authority of a proposed deficiency of Taxes, other than any such deficiencies that have since been resolved.

(iv) No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction.

(v) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Company or any of its Subsidiaries, and no written request for any such waiver or extension is currently pending. Neither the Company nor any of its Subsidiaries is presently contesting the Tax liability of the Company or such Subsidiary, as applicable, before any Governmental Authority.

(vi) Neither the Company, any of its Subsidiaries, nor any predecessor thereof has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-deferred treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.

(vii) Neither the Company nor any of its Subsidiaries has been a party to any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(viii) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (F) any inclusion under Section 951(a) or Section 951A of the Code attributable to (1) “subpart F income,” within the meaning of Section 952 of the Code, (2) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (3) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date or (4) any inclusion under Section 965 of the Code.

(ix) There are no Liens with respect to Taxes on any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(x) Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary,” or “combined” Tax Return provided for under the Law of the United States, any non-U.S. jurisdiction or any state, province, prefect or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Company and its Subsidiaries are the only members).

(xi) Neither the Company nor any of its Subsidiaries has any liability for the Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for Tax purposes under any state, local or foreign Law (other than a group the common parent of which is the Company), or has any liability for the Taxes of any other Person (other than the Company and its Subsidiaries) (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (B) as a transferee or successor by Contract (other than Contracts entered into in the ordinary course of business, the primary purpose of which is not Tax) or otherwise.

(xii) There are no Tax sharing, allocation, indemnification or similar agreements in effect as between the Company or any predecessor or Affiliate thereof and any other Person (including the Company Stockholders and any of their respective predecessors or Affiliates) under which PubCo, the Company or any of its Subsidiaries could be liable for any Taxes or other claims of any Person (except, in each case, for any such agreements that are commercial Contracts not primarily relating to Taxes).

(xiii) The Company is not, and has not been at any time during the five year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(xiv) The Company and its Subsidiaries are in compliance with applicable United States and foreign transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and its Subsidiaries.

(xv) To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(b) All income and other material Tax Returns required by Law to be filed by the Company and its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings). Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any income or other material Tax Return other than extensions of time to file such Tax Returns obtained in the ordinary course of business. Such Tax Returns are true, correct and complete in all material respects.

(c) The Company has not made an election under Section 1362(a) of the Code to be treated as an “S corporation” for U.S. federal, state or local income tax purposes.

(d) Other than the representations and warranties set forth in Section 4.14, this Section 4.16 contains the exclusive representations and warranties of the Company with respect to Tax matters. Nothing in this Section 4.16 shall be construed as providing a representation or warranty with respect to (i) other than the representations and warranties set forth in Section 4.16(a)(viii), any taxable period (or portion thereof) beginning following the Closing Date or (ii) the existence, amount, expiration date or limitations on (or availability of) any Tax attribute.

4.17 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company for which the Company has any obligation.

4.18 Insurance. Section 4.18 of the Company Schedules contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company as of the date of this Agreement (other than any insurance policies or programs underlying any Company Benefit Plan). True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Acquiror. With respect to each such insurance policy required to be listed on Section 4.18 of the Company Schedules, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date), (b) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (c) the Company is not in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened and (d) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

4.19 Real Property; Assets.

(a) None of the Company or any of its Subsidiaries owns, or has ever owned, any real property. Neither he Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or material interest therein.

(b) Section 4.19(b) of the Company Schedules contains a true, correct and complete list of all Leased Real Property, including the address of such property. The Company has made available to Acquiror true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Leased Real Property to which the Company or any of its Subsidiaries is a party (the “Real Estate Lease Documents”), and such deliverables comprise all Real Estate Lease Documents relating to the Leased Real Property.

(c) Each Real Estate Lease Document (i) is a legal, valid, binding and enforceable obligation of the Company or its applicable Subsidiary party thereto and, to the knowledge of the Company, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such Real Estate Lease Document is in full force and effect, (ii) has not been amended or modified except as reflected in the Real Estate Lease Documents made available to Acquiror and (iii) to the knowledge of the Company, covers the entire estate it purports to cover and, subject to securing the consents or approvals, if any, required under the Real Estate Lease Documents to be obtained from any landlord, or lender to landlord (as applicable), in connection with the execution and delivery of this Agreement by the Company or the consummation of the transactions contemplated hereby by the Company, upon the consummation of the transactions contemplated by this Agreement, will entitle Acquiror or its Subsidiaries to the exclusive use (subject to the terms of the respective Real Estate Lease Documents in effect with respect to the Leased Real Property), occupancy and possession of the premises specified in the Real Estate Lease Documents for the purpose specified in the Real Estate Lease Documents.

(d) No material default or breach by (i) the Company or its applicable Subsidiary or (ii) to the knowledge of the Company, any other parties thereto, as applicable, presently exists under any Real Estate Lease Documents. Neither the Company or its applicable Subsidiary has received written or, to the knowledge of the Company, oral notice of default or breach under any Real Estate Lease Document which has not been cured. To the knowledge of the Company, no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or breach under any Real Estate Lease Document by the Company or its applicable Subsidiary party thereto, or by the other parties thereto. Neither the Company nor any of its Subsidiaries has subleased or otherwise granted any Person the right to use or occupy any Leased Real Property or portion thereof which is still in effect. Neither the Company nor any its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. The Company or its applicable Subsidiary has a good and valid leasehold title to each Leased Real Property subject only to Permitted Liens. No condemnation or similar proceeding is pending or, to the knowledge of the Company, threatened with respect to any Leased Real Property which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(e) Neither the Company nor any of its Subsidiaries has received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy of any Leased Real Property and the improvements thereon (i) are prohibited by any Lien or Law other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

4.20 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) The Company and its Subsidiaries, are and, during the last three years, have been in compliance with all Environmental Laws.

(b) There has been no release of any Hazardous Materials at, in, on or under any Leased Real Property in connection with the operations of the Company or its Subsidiaries.

(c) The Company and its Subsidiaries are not subject to and have not received any Governmental Order relating to any non-compliance with Environmental Laws by the Company or any of its Subsidiaries or the release, investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d) No Action is pending or, to the knowledge of the Company, threatened, and no investigation is pending or, to the knowledge of the Company, threatened with respect to the Company’s or any of the Company’s Subsidiaries’ compliance with or liability under Environmental Law.

(e) The Company has made available to Acquiror all material environmental reports (including any Phase One or Phase Two environmental site assessments), audits, correspondence or other documents relating to the Leased Real Property or any other property or facility leased or operated by the Company or any of its Subsidiaries in the last three years.

4.21 Absence of Changes.

(a) Since the Balance Sheet Date, there has not been any Effect relating to the Company that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(b) Except in connection with the transactions contemplated by this Agreement, from the Balance Sheet Date through and including the date of this Agreement, the Company and each of its Subsidiaries (i) has, in all material respects, conducted its business and operated its properties in the ordinary course of business, and (ii) has not taken any action that would require the consent of Acquiror pursuant to Section 6.1 if such action had been taken after the date hereof.

4.22 Affiliate Agreements. Except for, in the case of any employee, officer or director, any employment or indemnification Contract or Contract with respect to the issuance of equity in the Company, neither the Company nor any of its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any (a) present or former director, manager, officer or employee of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent or more of the capital stock or equity interests of the Company or any of its Subsidiaries or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 under the Exchange Act) of any of the foregoing (any transaction, agreement, arrangement or understanding with any of the Persons identified in clause (a), (b) or (c), a “Company Affiliate Agreement”).

4.23 Internal Controls. The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.24 Permits. The Company or one of its Subsidiaries has timely obtained and holds all material Permits (the “Material Permits”) that are required to own, lease or operate their properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company, (c) none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) the Company is in compliance with all Material Permits applicable to the Company.

4.25 Indebtedness. Section 4.25 of the Company Schedules sets forth the Indebtedness (including the Convertible Notes) of the Company and its Subsidiaries outstanding as of the date hereof, which shall be updated by the Company five Business Days prior to the Closing Date. The Company and its Subsidiaries has no other Indebtedness outstanding as of the date hereof except for Indebtedness set forth in Section 4.25 of the Company Schedules.

4.26 Registration Statement. None of the information relating to the Company supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.26, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

4.27 Customers and Suppliers.

(a) Section 4.27 of the Company Schedule sets forth (i) the top ten (10) customers of the Company and its Subsidiaries based on the dollar amount of revenues earned by the Company and its Subsidiaries during fiscal year ending December 31, 2020 (each, a “Material Customer”), and, with respect to each such customer, the aggregate revenues received from such Person during such period, and (ii) the 10 largest suppliers of materials, products or services to the Company and its Subsidiaries measured by the aggregate amount purchased during fiscal year ending December 31, 2020 (each, a “Material Supplier”) and, with respect to each such Material Supplier, the aggregate payments to such Person during such period.

(b) To the knowledge of the Company, no Material Customer or Material Supplier intends to cancel or otherwise substantially modify its relationship with the Company and its Subsidiaries or to decrease or limit materially, its purchase of Company products or services.

4.28 Strategic Financing. The Company has made available to Acquiror prior to the date hereof a true, correct and complete copy of the Strategic Investor LOI, the terms of which are specified on Section 4.28 of the Company Schedules. Except as set forth in the Strategic Investor LOI, there are no conditions precedent to the obligations of the Strategic Investor to provide the Strategic Financing or any contingencies that would permit the Strategic Investor to reduce the total amount of the Strategic Financing. The Strategic Investor LOI has not been modified, altered or amended, nor, to the knowledge of the Company, is any such amendment, modification, withdrawal, termination or rescission currently contemplated. None of the commitments under the executed Strategic Investor LOI have been withdrawn, terminated or rescinded prior to the date of this Agreement. The Strategic Investor LOI is (as to the Company and to the knowledge of the Company, the other parties thereto) valid, binding and in full force and effect and no event has occurred that, with or without notice, lapse of time, or both, which would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the Company under the terms and conditions of the Strategic Investor LOI, other than any such default, breach or failure that has been irrevocably waived by the Strategic Investor or otherwise cured in a timely manner by the Company to the satisfaction of the Strategic Investor.

4.29 No Additional Representations and Warranties. Except as otherwise expressly provided in this Article IV, the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, including as to the condition, value or quality of the Company or the assets of the Company or its Subsidiaries, and the Company specifically disclaims any representation or warranty with respect to merchantability, usage, suitability or fitness for any particular purpose with respect to the assets of the Company or its Subsidiaries, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired “as is, where is” on the Closing Date, and in their present condition, and Acquiror and Merger Sub shall rely on their own examination and investigation thereof. None of the Company’s Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or its Affiliates.

Article V
REPRESENTATIONS AND WARRANTIES
OF ACQUIROR AND MERGER SUB

Except as set forth in the (a) Acquiror and Merger Sub Schedules to this Agreement (each of which qualifies the correspondingly numbered representation, warranty or covenant specified therein) or (b) Acquiror SEC Reports filed or furnished by Acquiror on or prior to the date hereof (excluding disclosures that are predictive, cautionary, or forward looking in nature), each of Acquiror and Merger Sub represents and warrants to the Company as of the date of this Agreement and as of the Closing Date as follows:

5.1 Corporate Organization.

(a) Acquiror is duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of Acquiror previously delivered by Acquiror to the Company are true, correct and complete and are in effect as of the date of this Agreement. Acquiror is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective organizational documents. Acquiror is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b) Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Other than Merger Sub, Acquiror has no other Subsidiaries or any equity or other interests in any other Person.

5.2 Due Authorization.

(a) Each of Acquiror and Merger Sub has all requisite corporate or entity power and authority to execute and deliver this Agreement and each Ancillary Agreement to this Agreement to which it is a party and (subject to the approvals described in Section 5.7) (in the case of Acquiror), upon receipt of the Acquiror Stockholder Approval and effectiveness of the PubCo Charter, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Ancillary Agreements by each of Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized by all requisite action and (in the case of Acquiror), except for the Acquiror Stockholder Approval, no other corporate or equivalent proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement or such Ancillary Agreements or Acquiror’s or Merger Sub’s performance hereunder or thereunder. This Agreement has been, and each such Ancillary Agreement will be, duly and validly executed and delivered by each of Acquiror and Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such Ancillary Agreement will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Approval by the affirmative vote of the requisite number of shares, in person or represented by proxy and entitled to vote thereon, at the Special Meeting required to approve (i) the Transaction Proposal, (ii) the Stock Issuance Proposal, (iii) the Amendment Proposal, and (iv) the Acquiror Omnibus Incentive Plan Proposal, in each case, assuming a quorum is present (the approval by Acquiror Stockholders of all of the foregoing, collectively, the “Acquiror Stockholder Approval”) are the only votes of any of Acquiror’s capital stock necessary in connection with the entry into this Agreement by Acquiror, and the consummation of the transactions contemplated hereby (including the Closing). The Sponsor party to the Sponsor Agreement holds sufficient shares of the Acquiror Class B Common Stock, and has the authority, to waive application of Section 4.3(b)(ii) of the Certificate of Incorporation (the “Class B Anti-Dilution Protection”) in the manner and on the terms contemplated by the Sponsor Agreement (and without the need for the consent or waiver of any other Person to be solicited or obtained).

(c) The Acquiror Board has duly adopted resolutions: (i) determined that this Agreement, the Subscription Agreements, the Ancillary Agreements to which it is party and the transactions contemplated hereby and thereby are advisable and fair to and in the best interests of Acquiror and its stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; (iv) approved this Agreement, the Subscription Agreements, the Ancillary Agreements to which it is party and the transactions contemplated hereby and thereby (including the PubCo Charter), and (v) directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and resolved to recommend that the Company Stockholders adopt this Agreement. The Board of Directors of Merger Sub has duly adopted resolutions (i) approving this Agreement and the transactions contemplated hereby, (ii) determining that this Agreement and the transactions contemplated hereby are advisable and fair to and in the best interests of Merger Sub and its sole stockholder and (iii) recommending that Acquiror approve and adopt this Agreement and the Merger in its capacity as the sole stockholder of Merger Sub.

5.3 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.7 or on Section 5.7 of the Acquiror and Merger Sub Schedules, the execution, delivery and performance of this Agreement by each of Acquiror and Merger Sub and (in the case of Acquiror), upon receipt of the Acquiror Stockholder Approval and the effectiveness of the PubCo Charter, the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the Acquiror Organizational Documents, any organizational documents of any Subsidiaries of Acquiror or any of the organizational documents of Merger Sub, (b) conflict with or result in any violation of any provision of any Law or Governmental Order applicable to each of Acquiror or Merger Sub or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which each of Acquiror or Merger Sub or any their respective Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

5.4 Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened, Actions and, to the knowledge of Acquiror, there are no pending or threatened investigations, in each case, against Acquiror, or otherwise affecting Acquiror or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions. There is no unsatisfied judgment or any open injunction binding upon Acquiror which could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

5.5 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions, Acquiror and its Subsidiaries are, and since the date of incorporation of Acquiror have been, in compliance in all material respects with all applicable Laws. Neither Acquiror nor its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law by Acquiror or its Subsidiaries at any time since the date of incorporation of Acquiror, which violation would reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

(b) Since the date of incorporation of Acquiror, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions, (i) there has been no action taken by Acquiror, its Subsidiaries, officer, director or, to the knowledge of Acquiror, any manager, employee, agent or representative of Acquiror or its Subsidiaries, in each case, acting on behalf of the Acquiror or its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither Acquiror nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither Acquiror nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither Acquiror nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

(c) Since the date of incorporation of Acquiror, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions, (i) there has been no action taken by Acquiror, its Subsidiaries, or, to the knowledge of Acquiror, any officer, director, manager, employee, agent or representative of Acquiror or its Subsidiaries, in each case, acting on behalf of the Acquiror or its Subsidiaries, in violation of any applicable International Trade Laws, (ii) neither Acquiror nor its Subsidiaries has been convicted of violating any International Trade Laws or subjected to any investigation by a Governmental Authority for violation of any applicable International Trade Laws, (iii) neither Acquiror nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any International Trade Laws and (iv) neither Acquiror nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable International Trade Law.

5.6 Employee Benefit Plans. Neither Acquiror, Merger Sub, nor any of their respective Subsidiaries maintains, contributes to or has any obligation or liability, or could reasonably be expected to have any obligation or liability, under, any “employee benefit plan” as defined in Section 3(3) of ERISA or any other material, written plan, policy, program, arrangement or agreement (other than standard employee offer letters that can be terminated at any time without notice, severance or termination pay) providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements (collectively, “Benefit Plans”). Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (a) result in any material compensatory payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director, officer or employee of Acquiror, Merger Sub or any of their respective Subsidiaries, or (b) result in the acceleration, vesting or creation of any rights of any shareholder, director, officer or employee of Acquiror, Merger Sub or any of their respective Subsidiaries to payments or benefits or increases in any existing payments or benefits or any loan forgiveness.

5.7 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements of the HSR Act and any other applicable Antitrust Law, Securities Laws, and Nasdaq and the filing and effectiveness of the Certificate of Merger and the PubCo Charter.

5.8 Financial Ability; Trust Account.

(a) As of the date hereof, Acquiror has no less than $345,000,000 in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”) (including, if applicable, an aggregate of approximately $12,075,000 of deferred underwriting commissions and other fees being held in the Trust Account), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated September 21, 2020, by and between Acquiror and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (a) cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or (b) entitle any Person (other than (i) any Acquiror Stockholder who is a Redeeming Stockholder, (ii) the underwriters of the Acquiror’s initial public offering, who are entitled to the Deferred Discount (as such term is defined in the Trust Agreement) or (iii) the Acquiror with respect to income earned on the proceeds in the Trust Account to cover any of its Tax obligations and up to $100,000 of interest on such proceeds to pay dissolution expenses) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement and the Acquiror Organizational Documents. Amounts in the Trust Account are invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default or breach in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and, as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is a Redeeming Stockholder. As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date.

(b) As of the date hereof, Acquiror does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

5.9 Taxes.

(a) All income and other material Tax Returns required by Law to be filed by Acquiror and Merger Sub have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings). Neither Acquiror nor Merger Sub is currently the beneficiary of any extension of time within which to file any income or other material Tax Return other than extensions of time to file such Tax Returns obtained in the ordinary course of business. Such Tax Returns are true, correct and complete in all material respects.

(b) All income and other material Taxes of Acquiror and Merger Sub that are due and payable on or prior to the Closing Date have been (or will be) timely paid in full to the appropriate Governmental Authority on or prior to the Closing Date. Any such Taxes that relate to a Pre-Closing Tax Period that are not yet due and payable (i) for periods covered by Acquiror’s financial statements have been properly accrued and adequately disclosed on Acquiror’s financial statements in accordance with GAAP, and (ii) for periods not covered by Acquiror’s financial statements have been properly accrued on the books and records of Acquiror and Merger Sub in accordance with GAAP.

(c) Acquiror and Merger Sub have timely (i) withheld and collected all material amounts of Taxes required to have been withheld or collected by them in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d) Neither Acquiror nor Merger Sub is currently or has been within the past five (5) years engaged in any audit, examination, or other administrative or judicial proceeding with a Governmental Authority with respect to Taxes (and no such proceeding is pending or, to the knowledge of Acquiror, threatened). Neither Acquiror nor Merger Sub has received any written notice from a Governmental Authority of a proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved.

(e) No written claim has been made by any Governmental Authority in a jurisdiction where Acquiror or Merger Sub does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction.

(f) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Acquiror or Merger Sub, and no written request for any such waiver or extension is currently pending. Neither Acquiror nor Merger Sub is presently contesting the Tax liability of Acquiror or Merger Sub, as applicable, before any Governmental Authority.

(g) Neither Acquiror nor Merger Sub has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-deferred treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.

(h) Neither Acquiror nor Merger Sub has been a party to any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) Neither Acquiror nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (F) any inclusion under Section 951(a) or Section 951A of the Code attributable to (1) “subpart F income,” within the meaning of Section 952 of the Code, (2) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (3) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date or (4) any inclusion under Section 965 of the Code.

(j) There are no Liens with respect to Taxes on any of the assets of Acquiror or Merger Sub, other than Permitted Liens.

(k) Neither Acquiror nor Merger Sub has been included in any “consolidated,” “unitary,” or “combined” Tax Return provided for under the Law of the United States, any non-U.S. jurisdiction or any state, province, prefect or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which Acquiror and Merger Sub are the only members).

(l) Neither Acquiror nor Merger Sub has any liability for the Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for Tax purposes under any state, local or foreign Law (other than a group the common parent of which is Acquiror), or has any liability for the Taxes of any other Person (other than Acquiror and Merger Sub) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a transferee or successor by Contract (other than Contracts entered into in the ordinary course of business, the primary purpose of which is not Tax) or otherwise.

(m) There are no Tax sharing, allocation, indemnification or similar agreements in effect as between Acquiror or any predecessor or Affiliate thereof and any other Person under which the Company, Acquiror or Merger Sub could be liable for any Taxes or other claims of any Person (except, in each case, for any such agreements that are commercial Contracts not primarily relating to Taxes).

(n)  Acquiror has not made an election under Section 1362(a) of the Code to be treated as an “S corporation” for U.S. federal, state or local income tax purposes.

(o) Acquiror is not, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(p) Acquiror and Merger Sub are in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of Acquiror.

(q) To the knowledge of Acquiror, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(r) Other than the representations and warranties set forth in Section 5.6, this Section 5.9 contains the exclusive representations and warranties of Acquiror with respect to Tax matters. Nothing in this Section 5.9 shall be construed as providing a representation or warranty with respect to (i) other than the representations and warranties set forth in Section 5.9(a), any taxable period (or portion thereof) beginning following the Closing Date or (ii) the existence, amount, expiration date or limitations on (or availability of) any Tax attribute.

5.10 Brokers’ Fees. Except for Goldman Sachs & Co. LLC, Morgan Stanley & Co., and J.P. Morgan Securities, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission (including any deferred underwriting commission) in connection with the transactions contemplated by this Agreement (including the Equity Financing) or as a result of the Closing, in each case, including based upon arrangements made by Acquiror or Merger Sub or any of their respective Affiliates, including the Sponsor.

5.11 Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a) Acquiror has filed or furnished, as applicable, on a timely basis, all forms, schedules, statements, certifications, reports and other documents, including any exhibits thereto, required to be filed with or furnished to the SEC (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Acquiror SEC Reports”). None of the Acquiror SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(b) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act and 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror and other material information required to be disclosed by Acquiror in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Acquiror’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(c) Acquiror has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) To the knowledge of Acquiror, neither Acquiror nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the design or operation of internal controls utilized by Acquiror that would reasonably be expected to adversely affect Acquiror’s ability to record, process, summarize and report financial information for inclusion in the applicable financial statements, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a significant role in the preparation of financial statements or the internal controls utilized by Acquiror or (iii) any material complaints from any source regarding accounting, internal accounting controls or auditing matters.

(f) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Reports. To the knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.12 Business Activities; Absence of Changes.

(a) Since the date of its incorporation, Acquiror has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment or Governmental Order binding upon Acquiror or to which Acquiror is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to consummate the Transactions.

(b) Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, Acquiror has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) Except for (i) this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.2), (ii) with respect to fees and expenses of Acquiror’s legal, financial and other advisors and (iii) directors’ and officers’ liability insurance, Acquiror is not, and at no time has been, party to any Contract with any other Person that would require payments by Acquiror in excess of $150,000 monthly, $250,000 in the aggregate annually with respect to any individual Contract or more than $500,000 in the aggregate annually when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.2)).

(d) There is no liability, debt or obligation against Acquiror or its Subsidiaries, except for liabilities and obligations (i) reflected or reserved for on Acquiror’s consolidated balance sheet for the quarterly period ended September 30, 2020 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole) or (ii) that have arisen since the date of Acquiror’s consolidated balance sheet for the quarterly period ended September 30, 2020 in the ordinary course of the operation of business of Acquiror and its Subsidiaries (other than any such liabilities as are not and would not be, in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole).

(e) Since its organization, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Merger. Except as set forth in Merger Sub’s organizational documents, there is no agreement, commitment, or Governmental Order binding upon Merger Sub or to which Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Merger Sub to enter into and perform its obligations under this Agreement.

(f) Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(g) Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Agreements to this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(h) Since the date of Acquiror’s formation through and including the date of this Agreement, (i) there has not been any change, development, condition, occurrence, event or effect relating to the Acquiror or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a material adverse effect on the ability of Acquiror or Merger Sub to consummate the Transactions and (ii) Acquiror and its Subsidiaries have not taken any action that would require the consent of the Company pursuant to Section 7.2 if such action had been taken after the date of this Agreement.

5.13 Registration Statement. As of the time the Registration Statement becomes effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement.

5.14 No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, Acquiror and its Affiliates and any of its and their respective directors, officers, employees, stockholders, partners, members or Representatives, acknowledge and agree that Acquiror and Merger Sub have made their own investigation of the Company and that neither the Company nor any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or Representatives, is making or has made any representation or warranty whatsoever, express or implied, other than those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Acquiror and Merger Sub Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties of the Company expressly set forth in Article IV or any certificate delivered in accordance with Section 9.2(c), with all faults and without any other representation or warranty of any nature whatsoever.

5.15 Capitalization.

(a) As of the date hereof, the authorized capital stock of Acquiror consists of (i) 1,000,000 shares of preferred stock, with a par value of $0.0001 per share, and (ii) 380,000,000 shares of Acquiror Common Stock with a par value of $0.0001 per share, consisting of 380,000,000 shares of authorized Acquiror Class A Common Stock, and 20,000,000 shares of authorized Acquiror Class B Common Stock. Each Acquiror Warrant entitles the holder thereof to purchase one share of Acquiror Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in such Acquiror Warrant. As of February 1, 2021, (A) no shares of preferred stock of Acquiror are issued and outstanding; (B) 34,500,000 shares of Acquiror Class A Common Stock are issued and outstanding; (C) 8,625,000 shares of Acquiror Class B Common Stock are issued and outstanding; (D) 17,433,334 Acquiror Warrants, consisting of (x) 11,500,000 Acquiror Public Warrants and (y) 5,933,334 Acquiror Private Placement Warrants, of which 5,933,334 Acquiror Private Placement Warrants are held by the Sponsor, have been issued; and (E) 16,489,338 Acquiror Units remain outstanding. All of the issued and outstanding shares of Acquiror Class A Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract.

(b) Except for this Agreement, the Acquiror Warrants, the Subscription Agreements, and the Non-Redemption Agreements, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Acquiror Class A Common Stock or any other equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating (or in lieu of a cash payment, allowing) Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Acquiror, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as otherwise required by Acquiror’s Organizational Documents or the Trust Agreement, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other Indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Acquiror Stockholders may vote. Other than the Lock-Up Agreements, Acquiror is not a party to any shareholders’ agreement, voting agreement or registration rights agreement relating to Acquiror Class A Common Stock or any other equity interests of Acquiror. Acquiror does not own any capital stock or any other equity interests in any other Person (other than Merger Sub) or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person. There are no securities or instruments issued by or to which Acquiror is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the Transactions, in each case, that have not been, or will not be, waived on or prior to the Closing Date.

(c) As of the date hereof, the authorized share capital of Merger Sub consists of 100 shares of common stock, par value $0.001 per share, of which 10 shares are issued and outstanding and beneficially held (and held of record) solely by Acquiror as of the date of this Agreement.

5.16 Nasdaq Stock Market Quotation. The Acquiror Units, the Acquiror Public Warrants and the issued and outstanding shares of Acquiror Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbols “FCACU” (with respect to the Acquiror Units), “FCAC” (with respect to the Acquiror Class A Common Stock) and “FCACW” (with respect to the Acquiror Public Warrants). Acquiror is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq and there is no action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Units, the Acquiror Class A Common Stock or the Acquiror Public Warrants or terminate the listing of the Acquiror Units, the Acquiror Class A Common Stock or the Acquiror Public Warrants on Nasdaq. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Units, the Acquiror Class A Common Stock or the Acquiror Public Warrants under the Exchange Act, except as contemplated by this Agreement.

5.17 Contracts. Except for those Contracts filed (or incorporated by reference) as exhibits to the Acquiror SEC Reports and except for the documents to be executed by Acquiror in connection with the Equity Financing and the other Transactions, neither Acquiror nor any of its Subsidiaries is party to any Contract that would be required to be filed (or incorporated by reference) as an exhibit to Acquiror’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K.

5.18 Title to Property. Neither Acquiror nor any of its Subsidiaries (a) owns or leases any real or personal property or (b) is a party to any agreement or option to purchase any real property, personal property or other material interest therein.

5.19 Investment Company Act. Neither Acquiror nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.20 Affiliate Agreements. None of Acquiror or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of any of Acquiror or its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 under the Exchange Act) of any of the foregoing (each of the foregoing, an “Acquiror Affiliate Agreement”).

5.21 Sponsor Agreement. Acquiror has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror. The Sponsor Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, each other party thereto and neither the execution or delivery by any party thereto of, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or requires any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any term or condition of the Sponsor Agreement.

5.22 Non-Redemption Agreements. The Acquiror has delivered, or will deliver promptly after the execution and delivery of this Agreement and in any event no later than the end of the day following the date of this Agreement, to the Company true, correct and complete copies of each Non-Redemption Agreement. Each Non-Redemption Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror or, to the knowledge of Acquiror, any other party thereto. Each Non-Redemption Agreement is a legal, valid and binding obligation, subject to the terms therein, of Acquiror and, to the knowledge of Acquiror, each other party thereto, and neither the execution or delivery by any party thereto of, nor the performance of any party’s obligations under, any such Non-Redemption Agreement violates any Laws. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any material term or condition of any Non-Redemption Agreement.

5.23 Equity Financing. Section 5.23 of the Acquiror and Merger Sub Schedules sets forth a complete list of the Equity Investors entering into Subscription Agreements that as of the date hereof pursuant to which the Equity Investors have committed, subject solely to the terms and conditions thereof and expressly stated therein, to acquire Acquiror Common Stock immediately prior to the Closing. Acquiror has delivered, or will deliver promptly after the execution and delivery of this Agreement and in any event no later than the end of the day following the date of this Agreement, to the Company true, complete and correct copies of the executed Subscription Agreements. Except as set forth in the Subscription Agreements, there are no conditions precedent to the obligations of the Equity Investors to provide the Equity Financing or any contingencies that would permit the Equity Investors to reduce the total amount of the Equity Financing. There are no other agreements, side letters or arrangements relating to the Equity Financing to which Acquiror or any of its Affiliates is a party that could impose conditions to the funding of the Equity Financing, other than those set forth in the Subscription Agreements. As of the date hereof, Acquiror does not have any reason to believe that it will be unable to satisfy on a timely basis all conditions to be satisfied by it in the Subscription Agreements at the time it is required to consummate the Closing hereunder. None of the executed Subscription Agreements have been modified, altered or amended, nor, to the knowledge of Acquiror, is any such amendment, modification, withdrawal, termination or rescission currently contemplated or the subject of current discussions. None of the commitments under the executed Subscription Agreements have been withdrawn, terminated or rescinded prior to the date of this Agreement. The Subscription Agreements are (or shall be when executed) (as to Acquiror and to the knowledge of the Acquiror, the other parties thereto) valid, binding and in full force and effect and no event has occurred that, with or without notice, lapse of time, or both, which would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Acquiror under the terms and conditions of the Subscription Agreements, other than any such default, breach or failure that has been irrevocably waived by the applicable Equity Investor or otherwise cured in a timely manner by Acquiror to the satisfaction of such Equity Investor.

Article VI
COVENANTS OF THE COMPANY

6.1 Conduct of Business. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, except as set forth on Section 6.1 of the Company Schedules, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), as taken (or omitted to be taken) reasonably in response to conditions arising from COVID-19 (including in response to any COVID-19 Measures) or as may be required by Law, (i) use commercially reasonable efforts to conduct and operate its business in the ordinary course, and to preserve intact the current business organization and ongoing businesses of the Company, and maintain the existing relations and goodwill of the Company with customers, suppliers, joint venture partners, distributors and creditors of the Company, and (ii) use commercially reasonable efforts to maintain all insurance policies of the Company or substitutes therefor. Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Schedules, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, the Company shall not, during the Interim Period, except as otherwise contemplated by this Agreement:

(a) except as required by Section 6.9 and except for the amendment of the Company Certificate of Incorporation to provide for Series D Preferred on the terms specified in transaction documents with respect to the Strategic Financing, including the Strategic Investor LOI (which transaction documents will be subject to Acquiror’s prior written approval, not to be unreasonably withheld, conditioned or delayed so long as such transaction documents are consistent with the Strategic Investor LOI), change or amend the certificate of incorporation or the bylaws of the Company;

(b) (i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to the stockholders of the Company in their capacities as stockholders, (ii) effect any recapitalization, reclassification, split or other change in its capitalization, (iii) except with respect to Company Options outstanding as of the date hereof pursuant to the Company Group Stock Plans, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests or (iv) except for the issuance of Series D Preferred as contemplated by the transaction documents with respect to the Strategic Financing, including the Strategic Investor LOI (which transaction documents will be subject to Acquiror’s prior written approval, not to be unreasonably withheld, conditioned or delayed so long as such transaction documents are consistent with the Strategic Investor LOI), issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;

(c) enter into, or amend or modify any material term of (in a manner adverse to the Company), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Material Contract (or any Contract, that if existing on the date hereof, would have been a Material Contract), any Real Estate Lease Document related to the Leased Real Property or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business;

(d) sell, transfer, license, sublicense, covenant not to assert, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any assets, properties or business of the Company (including Owned Intellectual Property), except for (i) dispositions of obsolete or worthless assets, (ii) sales of tangible inventory in the ordinary course of business and (iii) sales, abandonment, lapses of tangible assets or tangible items or tangible materials in an amount not in excess of $10,000,000 in the aggregate, other than (A) Permitted Liens or (B) pledges and encumbrances on property and assets in the ordinary course of business and that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(e) except as required under applicable Law or the terms of any Company Benefit Plan existing as of the date hereof: (i) increase in any manner the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any of the current or former directors, officers, employees or natural-person independent contractor of the Company or its Subsidiaries, other than increases to officers that do not exceed 5% individually or 3% in the aggregate or increases to any such individuals who are not directors or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice, (ii) become a party to, establish, amend, commence participation in, terminate any stock option plan or other equity-based compensation plan, or any compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement with or for the benefit of any current or former directors, officers, employees or natural-person independent contractors of the Company or its Subsidiaries (or newly-hired employees), (iii) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plan (including the Company Group Stock Plans), (iv) grant any new awards under any Company Benefit Plan (including the Company Group Stock Plans), (v) amend or modify any outstanding award under any Company Benefit Plan (including the Company Group Stock Plans), (vi) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (vii) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any of its or its Subsidiaries’ directors, officers, independent contractors or employees, (viii) hire or engage any new employee or natural-person independent contractor if such new employee or independent contractor will receive annual base compensation in excess of $300,000, other than in the ordinary course of business, or (ix) terminate the employment or engagement, other than for cause or due to death or disability, of any employee or independent contractor receiving annual base compensation in excess of $300,000;

(f) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof for an aggregate purchase price not in excess of an amount equal to $200 million less the aggregate purchase price paid or to be paid (including the maximum amount to be paid in respect of future payments in respect of the purchase price) under the doc.ai Acquisition Agreement; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the transactions contemplated by this Agreement);

(g) make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $5,000,000, other than any capital expenditure (or series of related capital expenditures) set forth in the Company’s annual capital expenditure budget for periods following the date hereof, made available to Acquiror prior to the date hereof;

(h) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, except advances to directors, employees or officers of the Company in the ordinary course of business or as required under any provisions of the Company Certificate of Incorporation or a Company Benefit Plan, the bylaws of the Company or any indemnification agreement to which the Company is a party, in each case as in effect as of the date hereof;

(i) make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return or a claim for refund of material Taxes, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, or enter into any Tax sharing or similar agreement (excluding any commercial Contract not primarily related to Taxes);

(j) knowingly take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(k) acquire any fee interest in real property;

(l) enter into, renew or amend in any material respect any Company Affiliate Agreement;

(m) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, other than in the ordinary course of business or that otherwise do not exceed $10,000,000 in the aggregate;

(n) (i) incur, create, assume refinance or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities (or warrants or other rights to acquire any debt securities) of the Company or any of its Subsidiaries (other than incurrence of Indebtedness under the Company or any of its Subsidiaries’ respective credit facilities entered into prior to the date of this Agreement, other than loans, advances or capital contributions made by the Company or one of its wholly owned Subsidiaries to the Company or one of its Subsidiaries), other than in connection with the promissory note to be issued pursuant to the terms of the doc.ai Acquisition Agreement and other than in excess of $5,000,000 individually or $15,000,000 in the aggregate, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than loans, advances or capital contributions made by the Company or one of its wholly owned Subsidiaries to one of its other wholly owned Subsidiaries) other than in excess of $5,000,000 individually or $15,000,000 in the aggregate;

(o) cancel or forgive any Indebtedness owed to the Company or one of the Company’s Subsidiaries;

(p) enter into any material new line of business outside of the business currently conducted by the Company as of the date of this Agreement (it being understood that this Section 6.1(p) shall not restrict the Company from extending its business into new geographies);

(q) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(r) (i) disclose any source code for any Owned Company Software or any other material Trade Secrets to any Person (other than pursuant to a written agreement sufficient to protect the confidentiality thereof) or (ii) subject any Owned Intellectual Property (including any Owned Company Software) to Copyleft Terms; and

(s) enter into any agreement to take any action prohibited under this Section 6.1.

6.2 Inspection. During the Interim Period, the Company shall give, and shall cause each its Subsidiaries to give, Acquiror and its Representatives reasonable access, upon reasonable advance notice (of at least 24 hours prior written notice), during normal business hours to the senior management, properties, books and records of the Company and its Subsidiaries and, during such period, shall furnish to Acquiror and its Representatives such additional financial and operating data and other information regarding the business of the Company and its Subsidiaries as Acquiror and its Representatives may reasonably request, solely for purposes of consummating the transactions contemplated by this Agreement; provided, however, that (a) such access or furnishing of information shall be conducted during normal business hours, under the supervision of such Company’s personnel, and in such a manner as to not unreasonably disrupt the normal operations of such Company or Company’s Subsidiary or in light of COVID-19 or any COVID-19 Measures, jeopardize the health or safety of any employee of such Company (which may require remote and telephonic meetings), and (b) neither Company nor any of its Subsidiaries is under any obligation to disclose hereunder any information the disclosure of which is restricted by a Contract in effect as of the date of this Agreement or applicable Law or would result in the waiver of any attorney-client, work product or other applicable privilege; provided, further, that in any such case, the applicable parties shall cooperate and use commercially reasonable efforts to provide Acquiror and its Representatives with such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner that does not violate any such applicable Contract, Law (including HIPAA) or attorney-client, work product or other applicable privilege. No investigation pursuant to this Section 6.2 or information provided, made available or delivered pursuant to this Agreement will affect or be deemed to modify any of the representations or warranties of the parties contained in this Agreement or the conditions hereunder to the obligations of the parties hereto. All information provided pursuant to this Section 6.2 shall remain subject in all respects to the Confidentiality Agreement.

6.3 Company Support Agreements.

(a) The Company shall obtain promptly after the execution of this Agreement, and in any event no later than the end of the day following the date of this Agreement, counterparts to the support agreements in the form attached hereto as Exhibit I (the “Company Support Agreement”) duly executed by the Company Stockholders holding at least a majority of the voting power of the outstanding shares of Company Capital Stock pursuant to which such Company Stockholders have agreed to vote their shares in favor of the Transactions and who can give the Company Requisite Approval.

(b) As promptly as reasonably practicable, and in any event within five Business Days following the date on which the Registration Statement is declared effective by the SEC, the Company shall use its reasonable best efforts to (i) obtain and deliver to Acquiror a true, complete and correct copies of Company Support Agreements executed by each holder of Convertible Notes and each holder of Company Warrants, to the extent such holders have not delivered counterparts to the Company Support Agreement in accordance with the first sentence of this Section 6.3 and (ii) obtain the consent of the Person listed in Section 6.3 of the Acquiror Schedules.

(c) Without limiting the foregoing, any Convertible Note that is not converted into Company Preferred Stock prior to the Effective Time shall be Payoff Indebtedness and, to the extent permitted thereunder, shall be repaid in accordance with Section 6.8; provided that, notwithstanding the foregoing, if consent of the holder of the Convertible Note is required under such Convertible Note to permit the Company to pre-pay any amounts outstanding under such Convertible Note, the Company shall use reasonable best efforts to obtain consent thereunder.

6.4 No Acquiror Common Stock Transactions. From and after the date of this Agreement until the Effective Time, except as otherwise contemplated by this Agreement, the Company shall not engage in any transactions involving the securities of Acquiror without the prior consent of Acquiror if the Company possesses material nonpublic information of the Acquiror.

6.5 No Claim Against the Trust Account. The Company acknowledges that Acquiror is a special purpose acquisition company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read Acquiror’s final prospectus, dated September 23, 2020, and other Acquiror SEC Reports, the Acquiror Organizational Documents, and the Trust Agreement and understands that Acquiror has established the Trust Account described therein for the benefit of Acquiror’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that Acquiror’s sole assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. The Company further acknowledges that, if the transactions contemplated by this Agreement are not consummated by September 24, 2022, or such later date as approved by the shareholders of Acquiror to complete a Business Combination, Acquiror will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Acquiror to collect from the Trust Account any monies that may be owed to them by Acquiror or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever. This Section 6.5 shall survive the termination of this Agreement for any reason.

6.6 Proxy Solicitation; Other Actions. The Company has provided to Acquiror, for inclusion in the Registration Statement, to be filed by Acquiror on the date hereof, the audited financial statements, including balance sheets, statements of operations, statements of redeemable preferred stock and stockholders’ deficit and statements of cash flows as of and for the years ended December 31, 2018 and 2019, and the unaudited financial statements including balance sheets, statements of operations, statements of redeemable preferred stock and stockholders’ deficit and statements of cash flows as of and for the nine-month period ended September 30, 2020, in each case, prepared in accordance with GAAP and Regulation S-X under the Securities Act (except (i) as otherwise noted therein to the extent permitted by Regulation S-X under the Securities Act and (ii) in the case of the unaudited financial statements, subject to normal and recurring year-end adjustments and the absence of notes thereto). The Company shall be available to, and the Company shall use reasonable best efforts to make its officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, Acquiror and its counsel in connection with responding in a timely manner to comments on the Registration Statement from the SEC.

6.7 Non-Solicitation; Acquisition Proposals.

(a) From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.1, the Company shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do any of the foregoing. The Company also agrees that immediately following the execution of this Agreement it shall, and it shall cause its Subsidiaries to, use reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the Named Parties and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. The Company also agrees that within 24 hours of the execution of this Agreement, the Company shall request each Person (other than Acquiror and Merger Sub and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal involving the Company (and with whom the Company has had contact in the 12 months prior to the date of this Agreement regarding an Acquisition Proposal involving the Company) to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company. The Company shall promptly (and in any event within 24 hours) notify, in writing, Acquiror of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal. The Company shall promptly (and in any event within 24 hours) keep Acquiror reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any material changes thereto). Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.7 by any of the Company’s Subsidiaries, or any of the Company’s or its Subsidiaries’ respective Representatives acting on the Company’s or one of its Subsidiaries’ behalf, shall be deemed to be a breach of this Section 6.7 by the Company.

(b) For purposes of this Section 6.7, “Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Acquiror, Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions, (i) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company, (ii) any direct or indirect acquisition of 20% or more of the consolidated assets of the Company (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (iii) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (iv) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of the Company.

6.8 Payoff Indebtedness. The Company shall use reasonable best efforts to negotiate and submit the Debt Payoff Letters to Acquiror no later than five Business Days prior to the Closing Date. Without limiting the foregoing, the Company shall reasonably cooperate with and take all actions reasonably requested by Acquiror in order to facilitate the termination and payoff of all of the Payoff Indebtedness (and related release of Liens) at the Closing.

6.9 Charter Amendment. The Company shall use its reasonably best efforts to, no later than the date that is 10 Business Days after the date of this Agreement, amend the Company Certificate of Incorporation in a form previously made available to Acquiror or in a form otherwise reasonably acceptable to Acquiror.

Article VII
COVENANTS OF ACQUIROR

7.1 Subscription Agreements. Subject to the terms hereof, Acquiror shall and shall cause its Affiliates to comply with its obligations, and enforce its rights, under the Subscription Agreements. Acquiror shall give the Company prompt notice of any breach by any party to the Subscription Agreements of which Acquiror has become aware and of any termination (or alleged or purported termination) of the Subscription Agreements. Acquiror shall not permit any amendment or modification to, or any waiver of any material provision or remedy under, the Subscription Agreements entered into at or prior to the date hereof if such amendment, modification, waiver or remedy (i) would materially delay the occurrence of the Closing, (ii) reduces the aggregate amount of the Equity Financing in any material respect, (iii) adds or imposes new material conditions or amends in any material respect the existing conditions to the consummation of the Equity Financing or (iv) is materially adverse to the interests of the Company.

7.2 Conduct of Acquiror During the Interim Period.

(a) During the Interim Period, except as set forth on Section 7.2 of the Acquiror and Merger Sub Schedules or as expressly contemplated by this Agreement, as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), as taken (or omitted to be taken) reasonably in response to conditions arising from COVID-19 (including in response to any COVID-19 Measures) or as required by Law, Acquiror shall not and shall not permit any of its Subsidiaries to:

(i) change, modify or amend the Non-Redemption Agreements, the Trust Agreement, the Acquiror Organizational Documents or the organizational documents of Merger Sub;

(ii) (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (B) split, combine, reclassify, subdivide or otherwise change any of its capital stock or other equity interests; or (C) other than the redemption of any shares of Acquiror Class A Common Stock required by the Offer, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Acquiror;

(iii) make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return or a claim for refund of material Taxes, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, or enter into any Tax sharing or similar agreement (excluding any commercial Contract not primarily related to Taxes);

(iv) knowingly take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(v) other than as contemplated by this Agreement, enter into, renew or amend in any material respect, any Acquiror Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constituted an Acquiror Affiliate Agreement);

(vi) enter into, or amend or modify any material term of (in a manner adverse to Acquiror, any of its Subsidiaries or the Company), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Section 5.17 of the Acquiror and Merger Sub Schedules (or any Contract, that if existing on the date hereof, would have been required to be listed on Section 5.17 of the Acquiror and Merger Sub Schedules) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Acquiror or its Subsidiaries is a party or by which it is bound;

(vii) waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(viii) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(ix) (A) other than pursuant to the Subscription Agreements, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Acquiror or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than in connection with the exercise of any Acquiror Warrants outstanding on the date hereof, or (B) other than pursuant to the Sponsor Agreement, amend, modify or waive any of the terms or rights set forth in, any warrant agreement with respect to Acquiror Warrants, including any amendment, modification or reduction of the warrant price set forth therein;

(x) (A) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase the assets or equity of, any corporation, partnership (limited or general), limited liability company, association, joint venture or other business organization or division thereof; or (B) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Acquiror or its Subsidiaries (other than the transactions contemplated by this Agreement);

(xi) make any capital expenditures;

(xii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(xiii) enter into any new line of business outside of the business currently conducted by Acquiror and its Subsidiaries as of the date of this Agreement;

(xiv) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or applicable Law;

(xv) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Acquiror and its Subsidiaries and their assets and properties;

(xvi) (A) enter into or adopt any Benefit Plan, except the Acquiror Omnibus Incentive Plan pursuant to Section 7.12(a), (B) enter into any employment agreement or collective bargaining agreement or (C) other than in the ordinary course of business, hire any employee or any other individual who is providing or will provide services to Acquiror or its Subsidiaries if such new employee or independent contractor will receive annual base compensation in excess of $300,000 following the Closing; or

(xvii) enter into any agreement to take any action prohibited under this Section 7.2.

(b) During the Interim Period, Acquiror shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, the Acquiror Organizational Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

7.3 Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement, and the funds received in the Equity Financing to be disbursed, for the following uses: (a) the redemption of any shares of Acquiror Class A Common Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding Acquiror Expenses pursuant to Section 3.9; (c) payment of the Payoff Indebtedness, (d) payment of the Transaction Bonuses, (e) the balance after payment and disbursement of the amounts required under the foregoing clauses (a), (b), (c) and (d), to be disbursed to PubCo, and (f) solely to the extent the aggregate cash available to Acquiror at the Closing from the Trust Account and the Equity Financing (after giving effect to the redemption of any shares of Acquiror Common Stock in connection with the Offer) exceeds $401,000,000, the payment of the Cash Consideration.

7.4 Inspection. During the Interim Period, Acquiror shall give the Company and its Representatives reasonable access, upon reasonable advance notice (of at least 24 hours prior written notice), during normal business hours to the senior management, properties, books and records of Acquiror and, during such period, shall furnish to the Company and its Representatives such additional financial and operating data and other information regarding the business of Acquiror as the Company and its Representatives may reasonably request, solely for purposes of consummating the transactions contemplated by this Agreement; provided, however, that (a) such access or furnishing of information shall be conducted during normal business hours, under the supervision of such Acquiror’s personnel, and in such a manner as to not unreasonably disrupt the normal operations of Acquiror or in light of COVID-19 or any COVID-19 Measures, jeopardize the health or safety of any employee of Acquiror (which may require remote and telephonic meetings), and (b) Acquiror is not under any obligation to disclose hereunder any information (i) the disclosure of which is restricted by a Contract in effect as of the date of this Agreement or applicable Law, (ii) that relates to potential counterparties in any business combination transaction (including the Company) or (iii) would result in the waiver of any attorney-client, work product or other applicable privilege; provided, further, that, with respect to clauses (i) and (iii), the applicable parties shall cooperate and use commercially reasonable efforts to provide the Company and its Representatives with such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner that does not violate any such applicable Contract, Law (including HIPAA) or attorney-client, work product or other applicable privilege. No investigation pursuant to this Section 7.1 or information provided, made available or delivered pursuant to this Agreement will affect or be deemed to modify any of the representations or warranties of the parties contained in this Agreement or the conditions hereunder to the obligations of the parties hereto. All information provided pursuant to this Section 7.1 shall remain subject in all respects to the Confidentiality Agreement.

7.5 Acquiror Nasdaq Listing.

(a) From the date hereof through the Closing, Acquiror shall use reasonable best efforts to ensure the shares of Acquiror Class A Common Stock continue to be listed on Nasdaq.

(b) Acquiror shall use reasonable best efforts to cause the PubCo Common Stock to be issued in connection with the Transactions (including the Earnout Shares) to be approved for listing on Nasdaq as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

7.6 Acquiror Public Filings. From the date hereof through the Closing, Acquiror will use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

7.7 Section 16 Matters. Prior to the Closing, the Acquiror Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 under the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Acquiror Class A Common Stock pursuant to this Agreement (including the Earnout Shares) and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of PubCo following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

7.8 Exclusivity. During the Interim Period, Acquiror shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its shareholders and/or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination to which Acquiror would be party (a “Business Combination Proposal”) other than with the Company, its shareholders and their respective Affiliates and Representatives. Acquiror shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

7.9 Certain Transaction Agreements. Unless otherwise approved in writing by the Company (such approval not to be unreasonably withheld, conditioned or delayed), the Acquiror shall not permit any amendment or modification to be made to, or any waiver (in whole or in part) of, or provide consent to (including consent to termination) any provision or remedy under, or any replacement of, the Sponsor Agreement or any Non-Redemption Agreement. Acquiror shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to satisfy in all material respects on a timely basis all conditions and covenants applicable to Acquiror in the Sponsor Agreement and each Non-Redemption Agreement and otherwise comply with its obligations thereunder and to enforce its rights under each such agreement. Without limiting the generality of the foregoing, Acquiror shall give the Company prompt written notice of: (A) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to the Sponsor Agreement or any Non-Redemption Agreement of which Acquiror becomes aware of; and (B) the receipt of any written notice or other written communication from any other party to the Sponsor Agreement or any Non-Redemption Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party under any such agreement or any provisions of any such agreement.

7.10 Stockholder Action. Acquiror shall notify the Company promptly in connection with a written threat to file, or filing of, an Action related to this Agreement or the Transaction by any of its stockholders or holders of any Acquiror Warrants against Acquiror or its Subsidiaries or against any of their respective directors or officers (any such action, a “Stockholder Action”). Acquiror shall keep the Company reasonably apprised of the defense, settlement, prosecution or other developments with respect to any such Stockholder Action. Acquiror shall give the Company the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of any such litigation, to give due consideration to the Company’s advice with respect to such litigation and to not settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned; provided that, for the avoidance of doubt, Acquiror shall bear all of its costs of investigation and all of its defense and attorneys’ and other professionals’ fees related to such Stockholder Action.

7.11 Written Consent of Merger Sub. Acquiror shall promptly after the execution of this Agreement, and in any event no later than the end of the day following the date of this Agreement, deliver its written consent, as the sole stockholder of Merger Sub, approving and adopting this Agreement and the Merger pursuant to Section 228 of the DGCL and in accordance with applicable law and the certificate of incorporation and bylaws of Merger Sub, and Acquiror shall promptly deliver to the Company evidence of such action taken by written consent.

7.12 Incentive Equity Plan/Transaction Bonus Pool.

(a) Incentive Equity Plan. Prior to the Closing Date, Acquiror shall approve, and subject to approval of the stockholders of Acquiror, adopt, the Acquiror Omnibus Incentive Plan (with such changes that may be agreed in writing by Acquiror and the Company (such agreement not to be unreasonably withheld, conditioned or delayed by either Acquiror or the Company, as applicable)). Within seven Business Days following the expiration of the 60-day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to Acquiror Common Stock issuable under the Acquiror Omnibus Incentive Plan.

(b) Transaction Bonus Pool. Prior to the Closing Date the Company shall enter into bonus letters with the persons listed in Section 7.12(b) of the Acquiror Schedules in a form reasonably acceptable to Acquiror (the “Transaction Bonus Letters”) that are contingent on the Closing and that provide for the payment of the bonuses listed in Section 7.12(b) of the Acquiror Schedules as soon as practicable following the Closing Date. The bonuses payable pursuant to the Transaction Bonus Letters, collectively, shall not exceed $10 million in the aggregate (each such bonus, a “Transaction Bonus”).

(c) No Third Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.12 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, policy, arrangement or Contract, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, program, policy, arrangement or Contract following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries, or any participant in any Company Benefit Plan or other employee benefit plan, program, policy, arrangement or Contract (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

7.13 Obligations as an Emerging Growth Company and a Controlled Company. Acquiror shall, at all times during the period from the date hereof until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and to qualify, at the Effective Time, as a “controlled” company under the rules of Nasdaq; and (b) not take any action that would cause Acquiror to not qualify as an “emerging growth company” within the meaning of the JOBS Act or, at the Effective Time, as a “controlled” company under the rules of Nasdaq.

7.14 Payoff Indebtedness. Acquiror shall pay and discharge, on behalf of the Company and its Subsidiaries, the amount payable to each counterparty or holder of Payoff Indebtedness, as specified in the applicable Debt Payoff Letters.

7.15 Employment Agreements. Without limiting the Company’s obligations under Section 6.1, following the date hereof and prior to the Closing, the Company Board (or a committee thereof) will review, and Acquiror will reasonably cooperate in such review, the employment agreements currently in place with individuals who will, after the Effective Time, be “named executive officers” of PubCo (as defined in Item 402 of Regulation S-K under the Securities Act) and use its commercially reasonable efforts to negotiate with such individuals to make such changes that the Company Board (or a committee thereof) reasonably determines (following consultation with a reputable compensation consulting firm and Acquiror) are necessary or appropriate in light of the employment agreements for named executive officers of the Company’s peer group and proxy advisor guidelines for good pay practices applicable to PubCo after the Effective Time.

Article VIII
JOINT COVENANTS

8.1 Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 8.7, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.1, Acquiror and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to material Contracts with the Company, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall Acquiror, Merger Sub or the Company be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company is a party or otherwise in connection with the consummation of the Transactions.

8.2 Preparation of Registration Statement; Special Meeting; Company Requisite Approval.

(a) As promptly as practicable following the date hereof, Acquiror shall cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the PubCo Common Stock to be issued under this Agreement (including the Earnout Shares), which Registration Statement will also contain the Proxy Statement. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Company shall promptly provide to Acquiror such information concerning the Company (including, for the avoidance of doubt, any Company financial statements) and the Company Stockholders as is either required by the Securities Laws or reasonably requested by Acquiror for inclusion in the Registration Statement or any registration statement in connection with the Equity Financing. As promptly as practicable after the Registration Statement is declared effective under the Securities Act, Acquiror will cause the Proxy Statement to be mailed to stockholders of Acquiror.

(b) Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Acquiror or the Company becomes aware that the Registration Statement, (i) as of the Effective Time, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, or (ii), at any time prior to the Effective Time, information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (x) such party shall promptly inform the other parties and (y) Acquiror, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Acquiror and the Company shall use reasonable best efforts to cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and the Proxy Statement to be disseminated to the holders of shares of Acquiror Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Acquiror Organizational Documents. Acquiror shall provide the Company with copies of any written comments, and shall inform the Company of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Registration Statement as promptly as practicable after the receipt of such comments and shall give the Company a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) Acquiror agrees to include provisions in the Proxy Statement and to take reasonable action related thereto with respect to (i) approval of the Merger (the “Transaction Proposal”), (ii) approval of the PubCo Charter (the “Amendment Proposal”), (iii) approval of the issuance of PubCo Common Stock in connection with the Transactions (including pursuant to the consummation of the Subscription Agreements) in accordance with this Agreement, in each case to the extent required by Nasdaq listing rules (the “Stock Issuance Proposal”), (iv) the adoption of the Acquiror Omnibus Incentive Plan (the “Acquiror Omnibus Incentive Plan Proposal”) and (v) approval of any other proposals reasonably necessary to consummate the transactions contemplated hereby (the “Additional Proposal” and together with the Transaction Proposal, Amendment Proposal, Stock Issuance Proposal and the Acquiror Omnibus Incentive Plan Proposal, the “Proposals”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by the Acquiror Stockholders at the Special Meeting.

(d) Acquiror and the Company shall use reasonable best efforts to, as promptly as practicable, and in compliance with applicable Law (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL, (ii) cause the Proxy Statement to be disseminated to the Acquiror Stockholders and (iii) solicit proxies from the Acquiror Stockholders to vote in favor of each of the Proposals. Acquiror shall, through the Acquiror Board, recommend to its stockholders that they approve each of the Proposals (the “Acquiror Board Recommendation”) and shall include the unqualified Acquiror Board Recommendation in the Proxy Statement. The Acquiror Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Acquiror Board Recommendation, except as required by Law. Notwithstanding the foregoing provisions of this Section 8.2(d), if on a date for which the Special Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of shares of Acquiror Common Stock to obtain the Acquiror Stockholder Approval, whether or not a quorum is present, Acquiror shall have the right to make one or more successive postponements or adjournments of the Special Meeting.

(e) As promptly as reasonably practicable, and in any event within five Business Days following the date on which the Registration Statement is declared effective by the SEC, the Company shall use its reasonable best efforts to obtain and deliver to Acquiror a true, complete and correct copy of a written consent (in form and substance reasonably satisfactory to Acquiror) evidencing the Company Requisite Approval that is duly executed by the Company Stockholders that hold at least the requisite number and class of issued and outstanding shares of Company Capital Stock required to obtain the Company Requisite Approval. If the Company Requisite Approval is obtained, then promptly following the receipt of the Company Requisite Approval, the Company will prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) and 262 of the DGCL. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents from the Company Stockholders to give the Company Requisite Approval in accordance with this Section 8.2(e) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal. The Company shall, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement (the “Company Board Recommendation”). The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation.

(f) In the event there is any tax opinion, comfort letter or other opinion required to be provided in connection with the Registration Statement, notwithstanding anything to the contrary, neither this Section 8.2 nor any other provision in this Agreement shall require counsel to Acquiror or its tax advisors to provide an opinion that the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code or the Merger and the contributions by the Equity Investors of cash to Acquiror in exchange for Acquiror Common Stock through the Equity Financing pursuant to, and in accordance with, the terms of this Agreement and the Subscription Agreements, together constitutes an integrated transaction that qualifies under Section 351 of the Code.

8.3 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary contained herein, the Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. The Company shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, Acquiror will join in the execution of any such Tax Returns.

(b) Tax Treatment. Acquiror, Merger Sub and the Company intend that the Transactions qualify for the Intended Tax Treatment. None of the parties or their respective Affiliates shall knowingly take or cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination) or a change in applicable Law, or based on a change in the facts and circumstances underlying the Transactions from the terms described in this Agreement, cause all Tax Returns to be filed in a manner consistent with the Intended Tax Treatment. Each of the parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(c) The Company, Acquiror and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(d) The Company shall have the authority and obligation (at its sole cost and expense) to prepare, or cause to be prepared, all Tax Returns of the Company and its Subsidiaries that are due with respect to any taxable period ending on or before the Closing Date and that are prepared from the date of this Agreement until the Closing Date (each such Tax Return, a “Pre-Closing Return”); provided, that the Company shall submit all Pre-Closing Returns (including, for the avoidance of doubt, Pre-Closing Returns that have not been filed as of the date hereof but are required to be filed on or before the Closing Date) to Acquiror no later than 30 days prior to the due date of such Pre-Closing Returns for its review, comment and approval, such approval not to be unreasonably withheld, conditioned or delayed. Such Pre-Closing Returns shall be prepared by treating items on such Pre-Closing Returns in a manner consistent with the past practices of the Company and its Subsidiaries, as applicable, or, if past practice is inconsistent with applicable Law, consistent with applicable Law, with respect to such items. If Acquiror consents to such Pre-Closing Returns, the Company and its Subsidiaries shall execute and file such Tax Returns as prepared by such Stockholder Representative. In addition, the Company shall pay, on or prior to five days before the due date, any amount due and payable by the Company and its Subsidiaries on such Pre-Closing Returns, except to the extent any such amount was paid on, or prior to, the Closing Date.

(e) To the extent permitted by applicable Law, a “push out” election pursuant to Section 6226 of the Code (or any state or local equivalent thereof) with respect to any Subsidiary of the Company that is or previously has been, as of the Closing Date, treated as a partnership for U.S. federal income tax purposes, shall be made, or caused to be made, in connection with any imputed underpayment of Taxes for any taxable period ending on or before the Closing Date.

(f) Each Company Stockholder shall terminate or cause to be terminated any and all of the tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings in effect, written or unwritten, on the Closing Date as between such Company Stockholder or any predecessor or Affiliate thereof, on the one hand, and the Company or its Subsidiaries, on the other hand, for all Taxes, regardless of the period in which such Taxes are imposed, and there shall be no continuing obligation to make any payments under any such agreements, arrangements or undertakings.

(g) On or prior to the Closing Date, the Company shall deliver to Acquiror a certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c) and a notice to be delivered to the United States Internal Revenue Service as required under Treasury Regulations Section 1.897-2(h)(2), each dated no more than 30 days prior to the Closing Date and signed by a responsible corporate officer of the Company.

(h) Acquiror, the Company, its Subsidiaries, and the Stockholder Representative, shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns of the Company and its Subsidiaries and any audit, litigation or other Action with respect to Taxes of the Company or its Subsidiaries. Such cooperation shall include the retention and (upon the other party’s request and at the other party’s expense) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

8.4 Confidentiality; Publicity.

(a) Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

(b) None of Acquiror, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, each party and its Affiliates may make announcements and may provide information regarding this Agreement and the transactions contemplated hereby to its and their Affiliates, and its and their respective investors, directors, officers, employees, managers and advisors without the consent of any other party hereto; and provided, further that, subject to Section 6.2 and this Section 8.4, the foregoing shall not prohibit any party hereto from communicating with third parties to the extent necessary for the purpose of seeking any third party consent.

8.5 Post-Closing Cooperation; Further Assurances. Following the Closing, each party shall, on the request of any other party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.

8.6 Insurance and Indemnity Matters.

(a) From and after the Effective Time, PubCo and the Surviving Company shall indemnify and hold harmless each present and former director or officer of the Company, Acquiror and their respective Subsidiaries, or any other person that may be a director or officer of the Company or any of its Subsidiaries or Acquiror or any of its Subsidiaries prior to the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any actual or threatened Action or other action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time or relating to the enforcement by any such Person of his or her rights under this Section 8.6, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, would have been permitted under applicable Law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person, and shall advance expenses (including reasonable attorneys’ fees and expenses of any such Person as incurred to the fullest extent permitted under applicable Law (including in connection with any action, suit or proceeding brought by any such Person to enforce his or her rights under this Section 8.6)). Without limiting the foregoing, PubCo shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to such Persons than the provisions of the certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of this Agreement of the Company, Acquiror or their respective Subsidiaries and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. PubCo shall assume, and be liable for, and shall cause the Surviving Company and their respective Subsidiaries to honor, each of the covenants in this Section 8.6.

(b) For a period of six years from the Effective Time, PubCo shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall PubCo be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company or Acquiror, as applicable, for such insurance policy for the year ended December 31, 2020; provided, however, that (i) if the cost of such insurance coverage exceeds such amount, PubCo obtain a policy with the greatest coverage available for a cost not exceeding such amount, (ii) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time, and (iii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 8.6 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 8.6 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on PubCo and the Surviving Company and all successors and assigns of PubCo and the Surviving Company. In the event that PubCo, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person or effects any division transaction, then, and in each such case, PubCo and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of PubCo or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 8.6. The obligations of PubCo and the Surviving Company under this Section 8.6 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director or officer of the Company, or other person that may be a director or officer of the Company prior to the Effective Time, to whom this Section 8.6 applies without the consent of the affected Person. The rights of each Person entitled to indemnification or advancement hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Company Certificate of Incorporation, the bylaws of the Company, any other indemnification arrangement, any applicable law, rule or regulation or otherwise. The provisions of this Section 8.6 are expressly intended to benefit, and are enforceable by, each Person entitled to indemnification or advancement hereunder and their respective successors, heirs and representatives, each of whom is an intended third-party beneficiary of this Section 8.6.

8.7 Efforts to Consummate; HSR Act and Regulatory Approvals.

(a) Each of Acquiror and the Company and their respective Subsidiaries shall use their reasonable best efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, including to (i) obtain from any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Antitrust Laws all Approvals as are necessary for the consummation of the Transactions and (ii) promptly (and, with respect to the HSR Act, in no event later than 10 Business Days after the date hereof) make all necessary filings (and if required under applicable Law, drafts thereof), and thereafter make any other required submissions, with respect to the Transactions required under the HSR Act or any other applicable Antitrust Law.

(b) Each of Acquiror and the Company shall, to the extent permitted, request early termination of any waiting period under the HSR Act, if applicable, and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act, if applicable, and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the Transactions, (iii) prevent the entry in any Action brought by a Governmental Authority or any other Person of any Governmental Order which would prohibit, restrict, prevent, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iv) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c) Without limiting the generality of Acquiror and the Company undertaking pursuant to Section 8.7(a), each of Acquiror and the Company agrees to use its reasonable best efforts to take all steps necessary to obtain all Approvals under any Antitrust Law that may be required by any Governmental Authority to enable Acquiror and the Company to close the Transactions no later than the Termination Date, excluding (i) proposing, negotiating, committing to, and/or effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise) of such assets, properties, or businesses of Acquiror and the Company or their Subsidiaries or Affiliates as are required to be divested in order to avoid the entry of any decree, judgment, injunction (permanent or preliminary), or any other Governmental Order that would make the Transactions unlawful or would otherwise materially delay or prevent the consummation of the Transactions, (ii) terminating, modifying, or assigning existing relationships, Contracts, or obligations of Acquiror and the Company, their Subsidiaries or Affiliates or those relating to any assets, properties, or businesses to be acquired by Acquiror pursuant to this Agreement, or (iii) changing or modifying any course of conduct regarding future operations of Acquiror and the Company, their Subsidiaries or Affiliates or the assets, properties, or businesses to be acquired by Acquiror pursuant to this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 8.7 or any other provision of this Agreement shall require or obligate the Company’s Affiliates and investors, Acquiror’s Affiliates and investors, including the Sponsor, the Non-Redeeming Stockholders, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror’s Affiliates and investors, including the Sponsor, the Non-Redeeming Stockholders, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Acquiror’s Affiliates and investors including, the Sponsor, the Non-Redeeming Stockholders or of any such investment fund or investment vehicle to take any action in connection with (i) obtaining termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws or (ii) avoiding, preventing, eliminating or removing any impediment under Antitrust Law with respect to the Transactions, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect such Person’s or entity’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of such Person or entity or any of such entity’s Subsidiaries or Affiliates, or any interest therein.

(e) Each of Acquiror and the Company shall promptly notify the other of any substantive communication with, and furnish to such other party copies of any notices or written communications received by, Acquiror or the Company, as applicable, or any of its respective Affiliates and any third party or Governmental Authority with respect to the transactions contemplated by this Agreement, and each of the Acquiror and the Company shall permit counsel to such other party an opportunity to review in advance, and each of Acquiror and the Company shall consider in good faith the views of such other party’s counsel in connection with, any proposed communications by Acquiror or the Company, as applicable, and/or its respective Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided that neither Acquiror nor the Company shall extend any waiting period or comparable period under the HSR Act, if applicable, or enter into any agreement with any Governmental Authority without the written consent of such other party. Each of Acquiror and the Company agrees to provide, to the extent permitted by the applicable Governmental Authority, such other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 8.7 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or Acquiror, as applicable, or other competitively sensitive material; provided, that each of Acquiror and the Company may, as it deems advisable and necessary, designate any materials provided to such other party under this Section 8.7 as “outside counsel only.” Notwithstanding anything in this Agreement to the contrary, nothing in this Section 8.7 or any other provision of this Agreement shall require or obligate the Company or any of its investors or Affiliates to, and Acquiror shall not, without the prior written consent of the Company, agree or otherwise be required to, take any action with respect to the Company, or such investors or Affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company or such investors or Affiliates, or any interest therein.

(f) Acquiror, on the one hand, and the Company, on the other hand, shall each pay 50% of all filing fees payable in connection with the HSR Act in connection with the transactions contemplated by this Agreement.

(g) Each of Acquiror and the Company shall not, and shall cause its respective Subsidiaries (as applicable) not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Governmental Authorities or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the restrictions and obligations set forth in this Section 8.7(g) shall not apply to or be binding upon Acquiror’s Affiliates, the Sponsor, the Non-Redeeming Stockholders, their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror’s Affiliates, the Sponsor, the Non-Redeeming Stockholders or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Acquiror’s Affiliates, the Sponsor, the Non-Redeeming Stockholders or any such investment fund or investment vehicle.

Article IX
CONDITIONS TO OBLIGATIONS

9.1 Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) HSR Act. The applicable waiting period(s) under the HSR Act in respect of the Transactions shall have expired or been terminated.

(b) No Prohibition. There shall not have been enacted or promulgated any Law or Governmental Order enjoining or prohibiting the consummation of the Transactions.

(c) Offer Completion. The Offer shall have been completed in accordance with this Agreement and the Acquiror Organizational Documents.

(d) Net Tangible Assets. The Acquiror shall not have redeemed shares of Acquiror Class A Common Stock in the Offer in an amount that would cause Acquiror to have less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

(e) Acquiror Stockholder Approval. The Acquiror Stockholder Approval shall have been obtained.

(f) Company Requisite Approval. The Company Requisite Approval shall have been obtained.

(g) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(h) Listing. The PubCo Common Stock to be issued in connection with the Transactions (including the Earnout Shares) shall have been approved for listing on Nasdaq.

(i) doc.ai Acquisition. The Company shall have consummated the doc.ai Acquisition.

9.2 Additional Conditions to Obligations of Acquiror. The obligations of Acquiror to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in the first sentence of Section 4.1(a) (Due Incorporation), Section 4.3 (Due Authorization), Section 4.6 (Capitalization) (other than Section 4.6(a) (Capitalization)) and Section 4.17 (Brokers’ Fees) in each case shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The representations and warranties of the Company contained in Section 4.21(a) (No Material Adverse Effect) shall be true and correct in all respects as of the date hereof.

(iii) The representations and warranties of the Company contained in Section 4.6(a) (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), other than de minimis inaccuracies.

(iv) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company described in Section 9.2(a)(i), Section 9.2(a)(ii) and Section 9.2(a)(iii)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) No Material Adverse Effect. From the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event, circumstance, change, development or effect have occurred that, individually or in the aggregate, with or without the lapse of time, would result in a Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been fulfilled.

(e) Earnout Escrow Agreement. The Stockholder Representative shall deliver to the Company a duly executed counterpart of the Earnout Escrow Agreement.

(f) Lock-Up Agreements. The Lock-Up Stockholders shall deliver to Acquiror executed counterpart signature pages to the Lock-Up Agreements duly executed by such Lock-Up Stockholders and PubCo, which shall be effective immediately following the Effective Time.

(g) Consummation of the Strategic Financing. The Strategic Financing shall have been consummated in accordance with the terms of the Strategic Investor LOI.

9.3 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) The representations and warranties of Acquiror and Merger Sub contained in Section 5.15(a) (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though then made (immediately prior to the effectiveness of the PubCo Charter) (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), other than de minimis inaccuracies.

(ii) Each of the representations and warranties of Acquiror and Merger Sub contained in this Agreement (other than the representations and warranties of Acquiror and Merger Sub contained in Section 5.15(a) (Capitalization)) shall be true and correct in all respects (without giving effect to any limitation as to “materiality”, “material adverse effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on the ability of Acquiror or Merger Sub to consummate the Transactions.

(b) Agreements and Covenants. Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) Officer’s Certificate. Acquiror and Merger Sub shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled.

(d) PubCo Charter. The Certificate of Incorporation shall be amended and restated in the form of the PubCo Charter.

(e) Sponsor Agreement. The transactions contemplated by the Sponsor Agreement to occur at or prior to the Closing shall have been consummated in accordance with the terms of the Sponsor Agreement.

(f) Earnout Escrow Agreement. Acquiror shall deliver to the Company a duly executed counterpart of the Earnout Escrow Agreement.

(g) Minimum Cash Condition. The aggregate cash available to Acquiror at the Closing from the Trust Account and the Equity Financing (after giving effect to the redemption of any shares of Acquiror Common Stock in connection with the Offer, but before giving effect to the consummation of the Closing, the payment of the Outstanding Acquiror Expenses and the Outstanding Company Expenses, the payment of the Transaction Bonuses, the payment of the Payoff Indebtedness or the consummation of the doc.ai Acquisition) plus the proceeds of the Strategic Financing shall equal or exceed $400,000,000.

9.4 Frustration of Closing Conditions. Neither Acquiror nor the Company may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was due to the failure of such party to perform any of its obligations under this Agreement.

Article X
TERMINATION/EFFECTIVENESS

10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of the Company and Acquiror;

(b) by written notice to the Company from Acquiror if:

(i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;

(ii) the Closing has not occurred on or before August 31, 2021 (the “Termination Date”); provided that the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available if the failure of Acquiror or Merger Sub to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; or

(iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Law or Governmental Order; provided that the right to terminate this Agreement under this Section 10.1(b)(iii) shall not be available if the failure of Acquiror or Merger Sub to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, such Law or Governmental Order;

(c) by written notice to Acquiror from the Company if

(i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) or Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror or Merger Sub, as applicable, through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror or Merger Sub, as applicable, continues to exercise such commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period;

(ii) the Closing has not occurred on or before the Termination Date; provided, that the right to terminate this Agreement under this Section 10.1(c)(ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; or

(iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Law or Governmental Order; provided, that the right to terminate this Agreement under this Section 10.1(c)(iii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, such Law or Governmental Order;

(d) by written notice from either the Company or Acquiror to the other if the Acquiror Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the meeting); or

(e) by written notice to the Company from the Acquiror if (i) the duly executed counterparts to the Company Support Agreements referred to in Section 6.3 shall not have been delivered to the Acquiror by the end of the day following the date of this Agreement or (ii) if the Company Requisite Approval shall not have been obtained in accordance with (and by the time specified in) Section 8.2(e).

10.2 Effect of Termination. Except as otherwise set forth in this Section 10.2, in the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination subject to Section 6.5. The provisions of Section 6.5, Section 8.4, this Section 10.2 and Article XI (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement. Notwithstanding the foregoing, a failure by Acquiror and Merger Sub to close in accordance with this Agreement when they are obligated to do so shall be deemed to be a Willful Breach of this Agreement.

Article XI
MISCELLANEOUS

11.1 Waiver. Any party to this Agreement may, to the fullest extent permitted by applicable law at any time prior to the Closing and before or after stockholder adoption of this Agreement, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or by action taken by its board of directors and without further action on the part of its stockholders to the extent permitted by applicable law, agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.2 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to Acquiror or Merger Sub, to:

Falcon Capital Acquisition Corp.

660 Madison Avenue, 12th Floor

New York, NY 10065

Attn: Alan G. Mnuchin

Email: agm@ariliam.com

with a copy to (which shall not constitute notice):

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attn:	Joel Rubinstein
Bryan J. Luchs
Email:	joel.rubinstein@whitecase.com
bryan.luchs@whitecase.com

(b)	If to the Company to:

Sharecare, Inc.

255 East Paces Ferry Road

Atlanta, GA 30305

Attn: General Counsel

Email: henry.jay@sharecare.com

with a copy to (which shall not constitute notice):

King & Spalding LLP

1180 Peachtree Street, NE

Atlanta, GA 30309

Attn:	Rahul Patel
Keith Townsend
John Anderson
Email:	rpatel@kslaw.com
ktownsend@kslaw.com
john.anderson@kslaw.com

or to such other address or addresses as the parties may from time to time designate in writing.

11.3 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.3 shall be null and void, ab initio.

11.4 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and Acquiror (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 8.6, (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.14 and Section 11.16 and (c) the Sponsor is an intended third-party beneficiary of Section 3.6.

11.5 Expenses. Except as otherwise provided herein (including Section 3.7, Section 8.3(a) and Section 8.7(f)), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

11.6 Governing Law. This Agreement, the Transactions and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.7 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.8 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

11.9 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the Ancillary Agreements and that certain Confidentiality Agreement, dated October 8, 2020, between Acquiror and the Company (the “Confidentiality Agreement”), constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement, the Ancillary Agreements and the Confidentiality Agreement.

11.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.1 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10.

11.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.13 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.1, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such injunction.

11.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Named Parties, and then only with respect to the specific obligations set forth herein or in an Ancillary Agreement with respect to such Named Party. Except to the extent a Named Party to this Agreement or an Ancillary Agreement and then only to the extent of the specific obligations undertaken by such Named Party in this Agreement or in the applicable Ancillary Agreement, (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Named Party to this Agreement or any Ancillary Agreement, and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement or any Ancillary Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.15 Nonsurvival of Representations, Warranties and Covenants. Except in the case of Fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein or in any Ancillary Agreement that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, and (b) this Article XI.

11.16 Stockholder Representative.

(a) The Company Stockholders have designated Colin Daniel as the Stockholder Representative (in such capacity, the “Stockholder Representative”), and approval and adoption of this Agreement by the Company Stockholders shall constitute (i) the ratification and approval of such designation, and (ii) the irrevocable appointment of the Stockholder Representative as each Company Stockholder’s representative, attorney-in-fact and agent, with full power of substitution to act in the name, place and stead of each Company Stockholder in accordance with the terms and provisions of this Agreement and to act on behalf of each Company Stockholder in any amendment of or litigation or arbitration involving this Agreement, and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Stockholder Representative shall deem necessary or appropriate in conjunction with any of the Transactions, including the power (A) to give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with any claims under this Agreement and the Transactions, (B) to negotiate, execute and deliver all ancillary agreements, statements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the Transactions, (C) to make decisions with respect to the distribution and allocation of the Stockholder Earnout Shares, (D) to retain counsel, experts and other agents (any Representatives so retained, the “Retained Agents”), and (E) to enter into any settlement or submitting any dispute relating to the Earnout Shares. Notwithstanding the foregoing, the Stockholder Representative shall have no obligation to act. The Stockholder Representative will not be liable to the Company Stockholders for any act taken or omitted by it as permitted under this Agreement and the Transactions, except if such act is taken or omitted in bad faith or by willful misconduct. The Stockholder Representative will also be fully protected against the Company Stockholders in relying upon any written notice, demand, certificate or document that he in good faith believes to be genuine (including facsimiles thereof). In the absence of bad faith or willful misconduct by the Stockholder Representative, the Stockholder Representative shall be entitled to conclusively rely on the opinions and advice of any Retained Agents; and the fact that any act was taken or omitted to be taken pursuant to the advice of counsel will be conclusive evidence of good faith. The Stockholder Representative may resign at any time after giving 30 days’ notice to the Company and the Company Stockholders, and the Stockholder Representative may be removed by the vote of Persons that collectively constituted the requisite Company Stockholders as of immediately prior to the Effective Time (or, in the case of a termination of this Agreement, as of such termination). If a Stockholder Representative has resigned or been removed, a new Stockholder Representative shall be appointed by a vote of stockholders constituting the Company Stockholders as of immediately prior to the Effective Time, such appointment to become effective upon the written acceptance thereof by the new Stockholder Representative. The designation of any Person as the Stockholder Representative is and shall be coupled with an interest, and, except as set forth in this Article XI, such designation is irrevocable and shall not be affected by the death, incapacity, illness, bankruptcy, dissolution or other inability to act of any of the Company Stockholders.

(b) A decision, act, consent or instruction of the Stockholder Representative shall constitute a decision of all Company Stockholders and shall be final, binding and conclusive upon all Company Stockholders. Acquiror may conclusively rely upon, without independent verification or investigation, all statements, representations and decisions made by the Stockholder Representative in connection with this Agreement in writing and signed by the Stockholder Representative and shall have no liability to the Company Stockholders and the Stockholder Representative in connection with any actions taken or not taken in reliance on such statements, representations and decisions of the Stockholder Representative.

11.17 Acknowledgments. Each of the parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (c) the Acquiror and Merger Sub Representations constitute the sole and exclusive representations and warranties of Acquiror and Merger Sub; (d) except for the Company Representations by the Company, the Acquiror and Merger Sub Representations by Acquiror and Merger Sub, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Affiliates) or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries); and (e) each party hereto and its respective Affiliates and its and their respective Representatives are not relying on and have not relied on, any representations or warranties in connection with the Transactions or otherwise except the Company Representations by the Company, the Acquiror and Merger Sub Representations by Acquiror and Merger Sub and the other representations expressly made by a Person in the Subscription Agreements, the Non-Redemption Agreements, the Sponsor Agreement, the Acquiror Support Agreement, the Company Support Agreements, the Earnout Escrow Agreement and the Lock-Up Agreements (each of which is being made solely by the Person expressly making such representation in the applicable agreement and not by any other Person).

[signature page follows]

IN WITNESS WHEREOF, Acquiror, Merger Sub, the Company and the Stockholder Representative have caused this Agreement to be executed and delivered as of the date first written above.

FALCON CAPITAL ACQUISITION CORP.

By:	/s/ Alan G. Mnuchin
	Name:	Alan G. Mnuchin
	Title:	Chief Executive Officer and Chairman

FCAC MERGER SUB, INC.

By:	/s/ Alan G. Mnuchin
	Name:	Alan G. Mnuchin
	Title:	Director

SHARECARE, INC.

By:	/s/ Justin Ferrero
	Name:	Justin Ferrero
	Title:	Chief Financial Officer

STOCKHOLDER REPRESENTATIVE

By:	/s/ Colin Daniel
	Name:	Colin Daniel
	Title:	Stockholder Representative